DC

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

May 20, 2005

05056401

Richard S. Simon
Deputy General Counsel
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

Act: 1934
Section:
Rule: 14a-8
Public Availability: 5/20/2005

Re: Newmont Mining Corporation
Incoming letter dated April 7, 2005

Dear Mr. Simon:

This is in response to your letter dated April 7, 2005. In that letter, you requested that the Commission review the Division of Corporation Finance's February 5, 2005 no-action letter regarding a shareholder proposal submitted to Newmont by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to rule 14a-8 if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.



Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Maureen Brundage
White & Case LLP
1155 Avenue of the Americas
New York, NY 10036-2787

71824

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE: (212) 669-7775
FAX NUMBER: (212) 815-8578
WWW.COMPTROLLER.NYC.GOV
EMAIL: RSIMON@COMPTROLLER.NYC.GOV

Richard S. Simon
Deputy General Counsel
(212) 669-7775

RECEIVED 2005 APR 14 PM 12:24 CORPORATION FINANCE

April 7, 2005

BY EXPRESS MAIL

RECEIVED
APR 11 2005
OFFICE OF THE SECRETARY

Jonathan G. Katz
Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request for Commission Review of Staff No-Action Letter: Newmont Mining, Inc. (February 5, 2005)

Dear Mr. Katz:

I write on behalf of the New York City Pension Funds to request, pursuant to 17 C.F.R. § 202.1(d), that the Securities and Exchange Commission (the "Commission") review the February 5, 2005 no-action letter (the "No-Action Letter") that the Staff of the Division of Corporation Finance (the "Division") issued to Newmont Mining, Inc. ("the Company"). The Funds' shareholder proposal (the "Proposal") had requested the Company "to review its policies concerning waste disposal at its mining operations in Indonesia, with a particular reference to potential environmental and public health risks incurred by the company by these policies, and to report to shareholders on the findings of this review."

The Proposal, on its face, relates to significant social policy issues, against the backdrop of a pending Indonesian criminal investigation of six Company executives and a Company subsidiary for the Company's releases of mercury and arsenic. Nonetheless, Staff issued the No-Action Letter under Rule 14a-8(i)(7), on the erroneous ground that the Proposal relates to "ordinary business operations (i.e. evaluation of risk)." On March 15, 2005, the Division denied the Funds' request for reconsideration*. The Funds submit that to preserve the social policy exception incorporated by formal rulemaking into Rule 14a-8(i)(7), the Commission should grant this request, and reverse the issuance of the No-Action Letter.

* The No-Action Letter, the denial of the request for reconsideration, and the Company's and Funds' respective letters to Staff are Exhibit A to this Request.

## The Basis and Merits of the Request for Commission Review

Pursuant to 17 C.F.R. § 202.1(d), the Commission may review proxy issues "which involve matters of substantial importance and where the issues are novel or highly complex." The issuance of the No-Action Letter is both novel and of substantial importance, in that it would effectively annul an action that the Commission took by formal rulemaking in 1998: directing that the "ordinary business" provisions of Rule 14a-8(i)(7) should not be applied to exclude shareholder proposals which raise substantial, significant social policy issues. *SEC Release No. 40018* (May 21, 1998) It is, further, a matter of substantial importance that the Commission take action to preserve the policy issue exception in advance of the next annual cycle of shareholder proposals, even if such action would occur after the Company's 2005 annual meeting has been held. The Commission has in the past granted requests under §202.1(d) for review of significant matters even where its final determination would be made only after the annual meeting had already been held. *See, e.g., National Semiconductor Corp.* (Dec. 6, 2002).

In support of their request, the Funds incorporate by reference, and will not repeat, the detailed arguments on the merits set forth in the Funds' prior letters, particularly in their request for reconsideration. The Funds do note, first, that the Proposal, with its emphasis on the public health and environmental risks of the Company's waste disposal policies that led to ongoing Indonesian government investigations, is the model of one that transcends "day to day" business matters. Second, almost any social policy issues substantial enough to concern shareholders may lead to increased risks for their company, which a review would then need to evaluate. To exclude all social policy Proposals that call for an "evaluation of risk" would be to negate much of the Commission's 1998 rulemaking. In my opinion as counsel, the Funds' position is well-supported under the applicable law.

The Funds respectfully request that to uphold the "significant social policy issues" provisions of Rule 14a-8, the Commission review and reverse the Staff's issuance of the No-Action Letter to Newmont Mining.

Sincerely,

Richard Simon

Cc: Maureen Brundage, Esq.
White & Case LLP
1155 Avenue of the Americas
New York, New York 10036-2787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 15, 2005

(A)

Janice Silberstein
Associate General Counsel
The City of New York
Office of the Comptroller
General Counsel
1 Centre Street, Room 602
New York, NY 10007-2341

Re: Newmont Mining Corporation
Incoming letter dated March 2, 2005

Dear Ms. Silberstein:

This is in response to your letter dated March 2, 2005 concerning the shareholder proposal submitted to Newmont by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System. We also have received a letter on Newmont's behalf dated March 11, 2005. On February 5, 2005, we issued our response expressing our informal view that Newmont could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn
Deputy Director

cc: Maureen Brundage
White & Case LLP
1155 Avenue of the Americas
New York, NY 10036-2787

February 5, 2005

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Newmont Mining Corporation
Incoming letter dated December 22, 2004

The proposal urges management to review Newmont's waste disposal policies for its mining operations in Indonesia, with a particular reference to "potential environmental and public health risks incurred by the company by these policies," and to report its findings to shareholders.

There appears to be some basis for your view that Newmont may exclude the proposal under rule 14a-8(i)(7), as relating to Newmont's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Newmont omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Newmont relies.

Sincerely,

Sara D. Kalin

Sara D. Kalin
Attorney-Advisor

WHITE & CASE

White & Case LLP
1155 Avenue of the Americas
New York, New York 10036-2787

Tel + 1 212 819 8200
Fax + 1 212 354 8113
www.whitecase.com

Direct Dial + (212) 819-8880    eyang@whitecase.com

March 11, 2005

Martin P. Dunn, Deputy Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Newmont Mining Corporation
Response to Proponent's Request for Reconsideration of Staff No-Action Letter

Dear Mr. Dunn:

Enclosed please find herewith one original and five copies of a response to the proponent's request, dated March 2, 2005, for reconsideration of the Staff No-Action Letter (the "Response Letter").

Please acknowledge receipt of this letter and the enclosures by stamping the attached copy of the Response Letter and returning it to my attention in the enclosed self-addressed FedEx envelope.

Very truly yours,

Eunice Yang

WHITE & CASE

White & Case LLP
1155 Avenue of the Americas
New York, New York 10036-2787

Tel + 1 212 819 8200
Fax + 1 212 354 8113
www.whitecase.com

Direct Dial + (212) 819-8314 MBrundage@whitecase.com

March 11, 2005

Martin P. Dunn, Deputy Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Newmont Mining Corporation
Response to Proponent's Request for Reconsideration of Staff No-Action Letter

Dear Mr. Dunn:

Reference is hereby made to the letter dated March 2, 2005 to you from Janice Silberstein, Associate General Counsel of the Office of the Comptroller of the City of New York on behalf of the New York City Pension Funds (the "Funds"), a copy of which is attached hereto as Annex A (the "March Letter"). Capitalized terms used herein and not otherwise defined herein have the meanings set forth in the March Letter. In the March Letter, the Funds request reconsideration of the no-action letter that the Staff of the Division of Corporation Finance issued to Newmont Mining Corporation ("Newmont") on February 5, 2005 (the "No-Action Letter").

On behalf of Newmont, we hereby request that the Funds' request for reconsideration of the February 5, 2005 No-Action Letter be denied for several reasons. First, the Funds offers no new arguments for its position that the Proposal is not properly excludable. Rather, the Funds restates its prior argument not to exclude a proposal that focuses on "significant social policy issues" on the basis that "the Staff appears to have overlooked those considerations." We do not believe there is any merit to this argument and we do not believe that the March Letter provides anything new or changes in any respect the conclusion that the Proposal may be excluded as an ordinary business matter under Rule 14a-8(i)(7). Second, other grounds for exclusion of the Proposal were set forth in our December 22, 2004 letter requesting no-action relief from the obligation to include the Proposal in Newmont's Proxy Statement, which the Staff did not address in light of the conclusion it reached in the No-Action Letter. Finally, Newmont's Proxy Statement has now been approved by its Board of Directors and is in the process of being finalized and mailed to shareholders. Therefore, the Funds' request for reconsideration of the No-Action Letter clearly is not timely and, on that basis alone, must be denied.

For the foregoing reasons, we respectfully request that the Staff deny the Funds' request for reconsideration. In the event, however, that the Staff decides to reconsider the Proposal, we ask that you notify the undersigned so that Newmont may submit additional materials in support of its conclusion that the Proposal may be omitted. If you have any questions or require additional information concerning this matter, please contact Maureen Brundage of this Firm at (212) 819-8314.

Very truly yours,

White & Case LLP

MB:rlb

cc: Sharon Thomas, Esq., Newmont Mining Corporation
Janice Silberstein, Associate General Counsel, Office of the Comptroller of New York City
Alan G. Hevesi, Comptroller of New York State

ANNEX A

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE:(212) 669-3163
FAX NUMBER: (212) 669-4002
WWW.COMPTROLLER.NYC.GOV

Janice Silberstein
ASSOCIATE GENERAL COUNSEL

EMAIL: JSILBER@COMPTROLLER.NYC.GOV

BY EXPRESS MAIL

March 2, 2005

Martin P. Dunn, Deputy Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request for Reconsideration of Staff No-Action Letter: Newmont Mining, Inc (January 28, 2005)

Dear Mr. Dunn:

The New York City Pension Funds (the "Funds") request reconsideration of the no-action letter (the "No-Action Letter") that the Staff of the Division of Corporation Finance issued on February 5, 2005 to Newmont Mining, Inc. ("the Company")*. The Funds' shareholder proposal (the "Proposal") had requested the Company "to review its policies concerning waste disposal at its mining operations in Indonesia, with a particular reference to potential environmental and public health risks incurred by the company by these policies, and to report to shareholders on the findings of this review." The Proposal, on its face, relates to substantial, significant policy issues. Nonetheless, the Staff issued the No-Action Letter, which stated that the Company could omit the Proposal under Rule 14a-8(i) (7) because the Proposal relates to "ordinary business operations (i.e. evaluation of risk)." The Staff failed to consider the major social significance of the Proposal. That decision, unless reversed, would undo the guidance that the Commission carefully included in its formal rulemaking in 1998: that the "ordinary business" provisions of Rule 14a-8(i)(7) should not be applied to exclude shareholder proposals which raise substantial, significant social policy issues.

* The No-Action letter and the Company's and Funds' respective letters to Staff are Exhibit A to this Request.

The Funds submit that the Proposal is the epitome of one that transcends "day to day" business matters. For the last few months, due to the extraordinary facts and Newmont's global stature, there has been extensive public comment about the Company's role in toxic dumping in Indonesia. In the Funds' January 28, 2005 letter, four serious examples of the Company's very troubling situation in Indonesia were detailed. Most notable is Indonesia's apparent intention to put five Newmont executives on criminal trial this year, in connection with the alleged pollution. The three remaining aspects, also widely-reported, are formidable as well:

- the Company's admission that it had released 33 tons of waste mercury into the air and water over 5 years at its Indonesian gold mine;
- a recent report that top executives at Newmont had been warned in 2001 that the Company was releasing tons of toxic mercury vapor into the environment, and that Newmont's chief administrative officer suggested that he and his colleagues forfeit their annual bonuses in response; and
- the Company's continued use of a controversial method, reported to be unlawful in the United States, for the underwater disposal of its toxic mining waste.

It is of such extraordinary activities that the Proposal seeks a review and report.

It follows from the Commission's guidance in the revision of Rule 14a-8, set out in *SEC Release No. 40018* (May 21, 1998), that such a request for policy reviews and risk evaluation cannot be used as a rationale to exclude a proposal that focuses on a significant social policy issue. The 1998 Release made clear that even a proposal related to "day-to-day" business of a company, "but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote" *Id.* * Because, in the eyes of rational investors, any social policy issues substantial enough to concern them will translate into possible increased risk for their company, it is inevitable that any review, report or other action with respect to such issues will involve an assessment of such risks. Therefore, when analyzing whether Newmont can exclude the Proposal under the ordinary business rule, it can be no bar that the Proposal seeks an evaluation of "public health and environmental risk" of Newmont activities that have raised widespread and legitimate concerns. To hold otherwise would be to leave very little of the Commission's 1998 guidance intact.

---

* We note also that because the Proposal neither "involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies," it cannot be claimed to "micro manage" the Company's affairs. *Id.*

Because the Staff appears to have overlooked those considerations, the Funds respectfully request that to uphold the "significant social policy issues" provisions of Rule 14a-8, the Division, upon reconsideration, reverse the Staff's issuance of the No-Action Letter to Newmont Mining.

Sincerely,

Janice Silberstein
Associate General Counsel

cc: Maureen Brundage, Esq.
White & Case LLP
1155 Avenue of the Americas
New York, New York 10036-2787

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE:(212) 669-3163
FAX NUMBER: (212) 669-4002
WWW.COMPTROLLER.NYC.GOV

EMAIL: JSILBER@COMPTROLLER.NYC.GOV

Janice Silberstein
ASSOCIATE GENERAL COUNSEL



BY EXPRESS MAIL

March 2, 2005

Martin P. Dunn, Deputy Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request for Reconsideration of Staff No-Action Letter: Newmont Mining, Inc (January 28, 2005)

Dear Mr. Dunn:

The New York City Pension Funds (the "Funds") request reconsideration of the no-action letter (the "No-Action Letter") that the Staff of the Division of Corporation Finance issued on February 5, 2005 to Newmont Mining, Inc. ("the Company")*. The Funds' shareholder proposal (the "Proposal") had requested the Company "to review its policies concerning waste disposal at its mining operations in Indonesia, with a particular reference to potential environmental and public health risks incurred by the company by these policies, and to report to shareholders on the findings of this review." The Proposal, on its face, relates to substantial, significant policy issues. Nonetheless, the Staff issued the No-Action Letter, which stated that the Company could omit the Proposal under Rule 14a-8(i) (7) because the Proposal relates to "ordinary business operations (i.e. evaluation of risk)." The Staff failed to consider the major social significance of the Proposal. That decision, unless reversed, would undo the guidance that the Commission carefully included in its formal rulemaking in 1998: that the "ordinary business" provisions of Rule 14a-8(i)(7) should not be applied to exclude shareholder proposals which raise substantial, significant social policy issues.

* The No-Action letter and the Company's and Funds' respective letters to Staff are Exhibit A to this Request.

The Funds submit that the Proposal is the epitome of one that transcends "day to day" business matters. For the last few months, due to the extraordinary facts and Newmont's global stature, there has been extensive public comment about the Company's role in toxic dumping in Indonesia. In the Funds' January 28, 2005 letter, four serious examples of the Company's very troubling situation in Indonesia were detailed. Most notable is Indonesia's apparent intention to put five Newmont executives on criminal trial this year, in connection with the alleged pollution. The three remaining aspects, also widely-reported, are formidable as well:

- the Company's admission that it had released 33 tons of waste mercury into the air and water over 5 years at its Indonesian gold mine;
- a recent report that top executives at Newmont had been warned in 2001 that the Company was releasing tons of toxic mercury vapor into the environment, and that Newmont's chief administrative officer suggested that he and his colleagues forfeit their annual bonuses in response; and
- the Company's continued use of a controversial method, reported to be unlawful in the United States, for the underwater disposal of its toxic mining waste.

It is of such extraordinary activities that the Proposal seeks a review and report.

It follows from the Commission's guidance in the revision of Rule 14a-8, set out in *SEC Release No. 40018* (May 21, 1998), that such a request for policy reviews and risk evaluation cannot be used as a rationale to exclude a proposal that focuses on a significant social policy issue. The 1998 Release made clear that even a proposal related to "day-to-day" business of a company, "but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote" *Id.* * Because, in the eyes of rational investors, any social policy issues substantial enough to concern them will translate into possible increased risk for their company, it is inevitable that any review, report or other action with respect to such issues will involve an assessment of such risks. Therefore, when analyzing whether Newmont can exclude the Proposal under the ordinary business rule, it can be no bar that the Proposal seeks an evaluation of "public health and environmental risk" of Newmont activities that have raised widespread and legitimate concerns. To hold otherwise would be to leave very little of the Commission's 1998 guidance intact.

---

* We note also that because the Proposal neither "involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies," it cannot be claimed to "micro manage" the Company's affairs. *Id.*

Because the Staff appears to have overlooked those considerations, the Funds respectfully request that to uphold the "significant social policy issues" provisions of Rule 14a-8, the Division, upon reconsideration, reverse the Staff's issuance of the No-Action Letter to Newmont Mining.

Sincerely,

Janice Silberstein
Associate General Counsel

cc: Maureen Brundage, Esq.
White & Case LLP
1155 Avenue of the Americas
New York, New York 10036-2787

# Exhibit A

February 5, 2005

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Newmont Mining Corporation
Incoming letter dated December 22, 2004

The proposal urges management to review Newmont's waste disposal policies for its mining operations in Indonesia, with a particular reference to "potential environmental and public health risks incurred by the company by these policies," and to report its findings to shareholders.

There appears to be some basis for your view that Newmont may exclude the proposal under rule 14a-8(i)(7), as relating to Newmont's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Newmont omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Newmont relies.

Sincerely,

Sara D. Kalin

Sara D. Kalin
Attorney-Advisor

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

TELEPHONE:(212) 669-3163
FAX NUMBER: (212) 815-8639
WWW.COMPTROLLER.NYC.GOV

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Janice Silberstein
ASSOCIATE GENERAL COUNSEL

EMAIL: JSILBER@COMPTROLLER.NYC.GOV

**BY EXPRESS MAIL**

January 28, 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Newmont Mining Corporation
<u>Shareholder Proposal submitted by the New York City Pension Funds</u>

To Whom It May Concern:

I write on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System (the "Funds")[1] in response to the December 22, 2004 letter sent to the Securities and Exchange Commission (the "Commission") by the firm of White & Case on behalf of Newmont Mining Corporation ("Newmont" or the "Company"). In that letter, the Company contends that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2005 proxy statement and form of proxy (the "Proxy Materials") under Rules 14a-8(i)(7), 14a-8(i)(3) and 14a-8(i)(10) under the Securities Exchange Act of 1934.

I have reviewed the Proposal, as well as the December 22, 2004 letter. Based upon that review, as well a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2005 Proxy Materials. Accordingly, the Funds respectfully request that the Division of Corporate Finance (the "Division") deny the relief that Newmont seeks.

I. <u>The Proposal</u>

The Proposal consists of a series of whereas clauses followed by a resolution. Among other things, the whereas clauses note: (a) the serious risk to the reputation and share value of transactional corporations operating in politically and socially

1 New York State Common Retirement Fund is a co-sponsor of the Proposal.

troubled countries if they are seen to be responsible for, or complicit in, degradation of the environment or human rights violations; (b) the extensive mining operations of Newmont on the Indonesian islands of Sulawesi and Sumbawa; (c) the use of submarine tailings disposal (STD) by Newmont to dispose of toxic mining waste generated by its Indonesian mining operations; (d) an article in the New York Times (9/8/04) indicating that the STD method employed by Newmont in Indonesia has been effectively banned in the United States under the provisions of the Clean [Water] Act; (e) that an investigation convened by the Indonesian government (November, 2004) concluded that Newmont's operations in Sulawesi violated Indonesia's toxic dumping laws, and that the marine environment adjacent to those operations was contaminated with unnatural levels of arsenic and mercury thereby posing a significant health risk to the local population; (f) the endorsement of the investigation report by Indonesia's Minister of the Environment, the recommendation that legal action be taken against Newmont for its waste dumping, and that the communities affected by the arsenic and mercury contamination caused by this dumping be relocated; and (g) that a lawsuit by Indonesian citizens, who have allegedly experienced serious health problems due to Newmont's dumping of toxic waste into the waters off Sulawesi, is pending against Newmont. These clauses are followed by a resolved clause that states:

> **Therefore, be it resolved**, shareholders urge management to review its policies concerning waste disposal at its mining operations in Indonesia, with a particular reference to potential environmental and public health risks incurred by the company by these policies, and to report to shareholders on the findings of this review.

II. The Company's Opposition and the Funds' Response

In its letter of December 22, 2004, the Company requested that the Division not recommend enforcement action to the Commission if the Company omits the Proposal under three provisions of SEC: Rule 14a-8(i)(7) (relates to the conduct of the company's ordinary business operations and does not involve significant social policy issues); Rule 14a-8(i)(10) (substantially implemented); and Rule 14a-8(i)(3) (materially false or misleading). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that one or more of these exclusions apply. As detailed below, the Company has failed to meet that burden with respect to all three exclusions and its request for "no-action" relief should accordingly be denied.

A. The Proposal Involves Significant Social Policy Issues and Does Not Relate to the Conduct of the Company's Ordinary Business Operations, and So May Not Be Omitted under Rule 14a-8(i)(7).

There has been pervasive reporting and public debate during 2004 and continuing into 2005 as to the serious environmental issues and legal problems surrounding Newmont's waste disposal policies and practices at its gold mining operations in Indonesia. Most notably, Indonesia's planned criminal prosecution of five Newmont executives for these waste disposal practices has attracted worldwide attention. Under these circumstances, the Proposal, seeking management's review and report of its waste disposal policies including the potential environmental and public health risks, does not fall within the *realm* of "ordinary business."

Those risks are a very serious concern for Newmont shareholders. On January 20, 2005, The Associated Press reported:

> Newmont shares ended 2004 about 8 percent lower than where they started. That's partly because investors sold gold stocks, figuring share prices had outpaced the precious metal's gains in 2003. But Newmont's shares also may have languished more than some of its peers because the Denver-based gold miner is facing serious pollution allegations at some of its overseas operations. "There's been a lot of noise over the past three months about Newmont's Indonesian and Peruvian operations," said Bear Stearns & Co. analyst Michael Dudas. "It's been a lot of environmental and local discourse that has kind of restrained Newmont's performance."

Because of the compelling issues, extraordinary facts and Newmont's Company's global stature, there has been substantial media coverage of the scandal in Indonesia:

A. Indonesia Intends to Prosecute Newmont

A spokesperson for Indonesia's Attorney General stated that the Indonesian authorities plan to go ahead with a criminal lawsuit against Newmont, charging that the Company polluted a bay with arsenic and mercury. "Criminal Suit is Due Over Newmont Mine," The International Herald Tribune (12/3/04). The Company will be charged with "purposely disposing hazardous and poisonous material into the water though they are fully aware that the material is dangerous, polluting and dangerous for the people's health." *Id.* Indonesia plans to put on trial five Newmont executives, accusing them of corporate crimes in connection with the alleged pollution. If found guilty, they could face up to 15 years in jail. The Associated Press (12/24/04).

In "Headliners Most Likely to Make the News This Year," the January 8, 2005 edition of the Rocky Mountain News warned that Wayne Murdy, the CEO of Newmont, headquartered in Denver, Colorado, was a contender:

> Why we should watch him in 2005: The world's largest gold mining company has been reaping the benefits of a strong business and robust gold prices. Murdy's acumen is unquestioned, but how will he, the company and the stock hold up amid continuing allegations that Newmont has been a poor environmental citizen in Nevada and developing countries? A $543 million suit by villages has gone away, but a possible trial in Indonesia of five Newmont executives, including

two Americans, looms."

B. Newmont Admits It Released Mercury Into the Air and Water

The Company admitted on December 22, 2004 that it had pumped tons of mercury into the air and water at one of its Indonesian gold mines over five years. "Firm: Mercury Emitted in Indonesia," The Washington Post (12/23/04). This admission is the latest setback for the company in its 6-month battle to defend itself against pollution allegations in Indonesia. The Associated Press (12/23/04). "In a phone interview with the Associated Press, the CEO acknowledged the mine released 17 tons of waste mercury into the air and 16 tons into the water over 5 years. ... An EPA staff member, speaking on condition of anonymity, said the mercury release was significant by American standards. It's a huge amount of mercury to be releasing into the environment the official said." Science Letter (1/11/05).

Indonesia's Environment Minister stated that Newmont's admission that it had released 33 tons of mercury into the air and water was part of a larger pattern of "gross negligence." Chicago Tribune (12/25/04). Further, he accused Newmont of "cutting corners" to earn greater profits. *Id.*; The Houston Chronicle (12/25/04).

C. Top Executives At Newmont Had In Fact Been Warned In 2001 That The Company Was Releasing Mercury Into The Environment

The scandal in Indonesia deepened when it was recently reported that top executives at Newmont were warned in 2001 by an internal company report that the Company was releasing tons of toxic mercury vapors into the air in Indonesia. The New York Times (12/22/04). "The document, shown to The New York Times by a person close to Newmont, sheds new light on operations at one of the most troubled mines of a Fortune 500 company based in Denver that has drawn the rising ire of environmental groups and local communities over the impact of its operations. The report adds fuel to charges from Indonesian officials who say they intend to prosecute the company for pollution..." International Herald Tribune (12/23/04).

In a 2001 company memorandum, also seen by The Times, Lawrence T. Kurlander, then a senior vice president and chief administrative officer, admonished his senior colleagues that Newmont had "told the world" it upheld American environmental rules abroad, when in fact it did not. *Id. See also* CBS MarketWatch (12/22/04). Further, Kurlander himself suggested that because of the failure to live up to Newmont's advertised standards, he and his colleagues should forfeit their annual bonuses. New York Times (12/22/04); UPI (12/22/04).

D. Newmont Continues To Use "Submarine Tailings Disposal" ("STD") To Dispose Of Its Toxic Mining Waste Notwithstanding The Publicized Potential Environmental And Health Risks

There is a growing movement against the controversial practice of submarine tailings disposal, in which finely ground, processed ore is pumped into the seabed some distance from shore The Denver Post (12/13/04). STD is not allowed in the

United States and companies may apply for an exemption, but the U.S. has never granted one. *Id.* According to William Riley, regional director of the Environmental Protection Agency in Seattle, who has written opinions on the system, submarine tailing disposal is effectively banned in the United States under the Clean Water Act. The New York Times (11/9/04). Submarine tailings disposal is effectively illegal in the USA, Canada and Australia. The Mineral Policy Institute (10/20/04).

Indonesian authorities and human rights groups stated that the Company's local subsidiary has "dumped toxic levels of mercury and arsenic waste" from its operations using the controversial STD method. Associated Press (1/20/05).

Given the "widespread public debate" reported by numerous respected sources as to the pending criminal trial of Newmont executives in Indonesia and the Company's alleged toxic dumping there, the subject Proposal clearly transcends day-to-day business matters. As the Division of Corporate Finance has emphasized, "ordinary business" cannot be used as a rationale to exclude proposals that relate to matters of substantial public interest:

> The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." *See* Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998).

Staff Legal Bulletin, SLB 14A (July 12, 2002)(footnotes omitted in citations to Bulletin).

The Bulletin then reviewed the SEC's historical position of not permitting exclusion on ordinary business grounds of proposals relating to significant policy issues:

> The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." The Division has noted many times that the presence of

> widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."

*Id.*

As all of those criteria are met here, the Proposal does not relate to "ordinary business."

The no-action letters cited by the Company are irrelevant, because the facts in those letters, including even Newmont Mining Corp. (February 4, 2004) ("Newmont I"), bear no comparison to those surrounding the subject Proposal: a pending criminal trial of five of Newmont's executives, and not only allegations of toxic dumping by the world's largest gold producer but also the Company's admission that it released tons of mercury into the air and water. Further, the Proposal here calls for a report with "a particular reference to potential environmental and public health risks incurred by the company by these [waste disposal] policies." The Proposal does not focus on economic and financial risks, in marked contrast to letters the Company cites here. *Cf.* Xcel Energy Inc. (April 1, 2003) and Cinergy Corp. (February 5, 2003) (proposal solely related to economic risks and benefits); "Newmont I" (seeking evaluation of risk only in financial terms); The Mead Corporation (January 31, 2001) (focused on the Company's methodology and evaluation of risk solely in financial terms).

Newmont cites additional no-action letters on page 6 of its letter as supporting the omission of proposals seeking additional or supplemental financial disclosures.[2] The subject Proposal, however, seeks no such disclosures. One possible explanation for the inclusion of this paragraph in the Company's December 22, 2004 letter is that the Company has mistakenly cut and pasted this nearly identical paragraph from Newmont I, where the proposal had indeed focused on financial disclosure. In any case, the no-action letters Newmont cites in this paragraph do not apply.

In contrast to the irrelevant letters cited by the Company, the ruling most analogous to the subject circumstances is the Staff's decision in Freeport-McMoran Copper & Gold, Inc. (February 12, 2004). That proposal urged management to halt payments to the Indonesian military and security forces, after Indonesian armed forces were suspected of involvement in an ambush of Freeport employees. The Staff rejected Freeport-McMoran's argument that the proposal related only to "ordinary business." Newmont's current situation in Indonesia may be even less like "ordinary business" than was the case in Freeport-McMoran, in that here, Indonesia intends to prosecute Newmont's own executives for the illegal acts complained of.

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2 WPS Resources Corp. (January 23, 1997); American Telephone and Telegraph Company (January 29, 1993); American Stores Company (April 7, 1992); Potomac Electric Power Company (March 1, 1991); Pacific Gas and Electric Company (December 13, 1989); Minnesota Mining and Manufacturing Company (March 23, 1988); and Arizona Public Service Company (February 22, 1985); Mead Corporation (January 31, 2001); and American Telephone and Telegraph Company (January 29, 1993).

For all of those reasons, the Company has failed to prove that the Proposal may be excluded under Rule 14a-8(i)(7).

C. The Proposal is Not False and Misleading and May Not Be Omitted Under Rule 14a-8(i) (3).

The Division's recent Bulletin has sought to limit the excessive use by companies of Rule 14a-8(i)(3) as a purported basis for exclusion. Staff Legal Bulletin SLB 14B (September 15, 2004). The Bulletin provided examples of circumstances where 14a-8(i)(3) could not be used to exclude a proposal. Each of the Company's three claims that the Proposal is false and misleading should not have been raised under those SLB 14B standards. In any event, each of the challenged statements in the Proposal is fully supported by media reports.

1. The preamble to the Proposal states that "an investigation convened by the Indonesian government concluded that Newmont's Sulawesi operations violated Indonesia's toxic dumping laws, and that the marine environment adjacent to those operations was contaminated with unnatural levels of arsenic and mercury that posed significant health risks to the local population."

The Company claims that this statement is incorrect because only a possible health risk was demonstrated and that this is in the process of being verified by an Indonesian government panel. The Company's objection is impermissible as it relates to a factual assertion that, "while not materially false or misleading, may be disputed or countered." Staff Legal Bulletin, SLB 14B

In any event, the Funds have accurately reported information that has appeared frequently in the media and therefore, the Proposal's statement as to the investigation's conclusions is well-founded.

For example, regarding the subject investigation (or "report"), the Rocky Mountain News (Denver, CO) (11/27/04) stated that the Indonesian government had accepted the findings of the report that dumping of waste by Newmont on the seabed of Sulawesi caused arsenic levels to rise to 10 times the levels allowed in the U.S., and that higher than normal levels of mercury were also found. Further, according to the Rocky Mountain News (Denver, CO) (11/25/04), The Jakarta Post reported that an Indonesian congressional hearing concluded that Buyat Bay was indeed polluted and that polluters will be held responsible for environmental crime.

Further, it has been widely reported that the decision to go forward with the criminal prosecution of Newmont's executives was made after Indonesia's coordinating minister for social welfare said he was satisfied with the results of the subject report. The report concluded that the company's mine waste had polluted the sediment in Buyat Bay. It advised the villagers, particularly children, to reduce consumption of fish, and Indonesia's environment minister said that the government would relocate the villagers. International Herald Tribune (12/3/04); the New York Times (12/2/04).

2. The preamble to the Proposal states that "the *New York Times* reported that the STD method employed by Newmont in Indonesia has been effectively banned in the United States under the provisions of the Clean [Water] Act."

Here, the Company alleges that the above statement contains broad generalizations and assumptions that are not supported by fact. This objection too, is impermissible, as challenging a factual assertion only because it is "not supported." Staff Legal Bulletin, SLB 14B.

In any event, other respected publications have reported the same position on the STD method as did The Times, *i.e.*, that it is effectively banned. [3] The Company concedes that the Funds correctly quoted the New York Times. The Funds have also correctly quoted the other sources used to discuss the STD method. Therefore, there is a firm basis for the statement in the Proposal.

3. The preamble states that "transnational corporations operating in countries with repressive governments, ethnic conflict, weak rule of law, endemic corruption or poor labor and environmental standards face serious risks to the reputation and share value if they are seen to be responsible for, or complicit in degradation of the environment or human rights violations."

Here, the Company complains that this statement suggests that the Company is a party to, among other things, governmental repression, ethnic conflict, corruption and human rights violations, and that it implicates the Company in improper or illegal conduct without factual foundation. These last objections are impermissible as well, as challenging either "factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers," or "statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such." Staff Legal Bulletin, SLB 14B.

In any event, this statement is true. It has been reported that there is endemic corruption in Indonesia[4], ethnic conflict[5], weak rule of law,[6] poor labor conditions[7] and a repressive government.[8] Moreover, the statement clearly does not claim that Newmont is a party to governmental repression, etc., nor that it is responsible for or complicit in improper or illegal conduct. Rather, it states that ***if*** a company were to be

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3 *E.g.*, MSNBC News (11 29 04); The International Herald Tribune (11 10 04); Sierra Club News (11 29 04); Philippine Daily Inquirer (12 12 04);

4 Chicago Tribune (12 15 04)

5 Washington Post (1 4 04)

6 The Weekend Australian (12 13 03)

7 The Herald (1 6 03)

8 The Guardian (12 2 02)

seen to be responsible for or complicit in degradation of the environment or human rights violations in a country with the listed characteristics, the Company's reputation and share value would be at risk. Therefore, the statement does not present a factual assertion regarding Newmont but rather, a hypothetical, with which it would be difficult to disagree.

For the foregoing reasons, the Company has not met its burden under Rule 14a-8(1)(3).

C. The Proposal Has Not Been Substantially Implemented and May Not Be Omitted Under Rule 14a-8(i) (10).

The Company incorrectly claims that it has substantially implemented the Proposal by creating a miscellany of documents, some of which deal with environmental or human rights issues, others of which mention its Indonesian operations. The Proposal, however, seeks both that management report on their review of the Company's waste disposal policies and risks, and that management report these findings to the shareholders. The latter is an essential element of the Proposal, which the Company must fulfill in order to substantially implement the Proposal. It has not.

The Proposal contemplates a separate document provided to shareholders, in which all dimensions of the issues and findings are located in one document. Nothing less will suffice. Shareholders should not have to draft their own report by piecing together scattered tidbits of relevant information that may exist in various Company documents or somewhere on the Company's website[9]. This report should be titled appropriately and distributed to each shareholder. To fully inform the shareholder of the findings that the Proposal seeks, nothing less will suffice.

The Company's references to its "Five Star Integrated Management System" and various "Now & Beyond" publications do not demonstrate that the Company has substantially implemented the Funds' Proposal. The Company states that these publications are available electronically on the Company's web site, or the reports may be requested in hard copy from the Company. This means that only those shareholders who have access to and use the Internet; and who chose to visit the website of this one of perhaps many companies whose stock they hold; and who find the link to these documents on that site; and who then open that document or request it in hard copy from the Company, will have actually gotten the report. Such a chance encounter is no substitute for a single report sent to all shareholders.

Regarding the issue of production of a single document, PPG Industries, Inc. (1/2/01), in which the Division did not find that the Proposal could be excluded under Rule 14a-8(i)(10), is instructive. The shareholders had urged the Board of Directors to adopt, implement and enforce a workplace code of conduct based on the International Labor Organization's Conventions on workplace human rights, including

9 The Company's website itself has striking omissions. We could not find mention of Indonesia's intent to prosecute Newmont's executives.

several enumerated principles. The company sought to rely on a mix of several items as together substantially implementing the proposal. The proponent there responded, "More generally, the Company's response misses the heart of the Fund's resolution, which is to generate the production of a single document that explicitly and in one place commits the Company to the enumerated principles." Staff appears to have concurred with the proponent's view. Accord VF Corp. (February 13, 2004); Sara Lee Corp. (September 8, 2003). Likewise, a single document is the *sine qua non* for a finding of substantial implementation of the Proposal here.

The no-action letters that the Company cites are not useful in analyzing whether Newmont has substantially implemented a Proposal calling for a full report to go to all shareholders. In Freeport-McMoran Copper & Gold Inc. (March 5, 2003), a report to shareholders was only one of six components in the proposal, and though this report was not issued, the company had implemented the all of the five other components. The proposal in The Talbots, Inc. (April 5, 2002) was concerned with the implementation of a code of corporate conduct regarding human rights standards. No report was requested. In The Gap, Inc. (March 16, 2001), the proposal requested that the Board of Directors prepare a report on child labor practices of the suppliers -- there was no requirement that the Board of Directors report to the shareholders. In Kmart Corporation (February 23, 2000), the proposal did not request that the full report go to all shareholders.

For the foregoing reasons. the Company has not met its burden under Rule 14a-8(i)(10).

## Conclusion

For the reasons stated above, the Funds respectfully submit that the Company's request for "no-action" relief should be denied. Should you have any questions or require any additional information, please contact me.

Thank you for your time and consideration.

Very truly yours,

Janice Silberstein
Associate General Counsel

cc: Maureen Brundage, Esq.
White & Case LLP
1155 Avenue of the Americas
New York, New York 10036-2787

WHITE & CASE

White & Case LLP
1155 Avenue of the Americas
New York, New York 10036-2787

Tel + 1 212 819 8200
Fax + 1 212 354 8113
www.whitecase.com

December 22, 2004

VIA FEDEX

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Newmont Mining Corporation
Statement of Reasons for Omission of Shareholder Proposal Pursuant to Exchange Act Rule 14a-8(j)

Ladies and Gentlemen:

This letter is being submitted by White & Case LLP on behalf of our client, Newmont Mining Corporation, a Delaware corporation ("Newmont" or the "Company"), pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in reference to the Company's intention to omit the shareholder proposal attached hereto as Exhibit A (the "Proposal") filed by the Office of the Comptroller of New York City on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System (the "Sponsors") and the Comptroller of New York State on behalf of the New York State Common Retirement Fund (the "Co-Sponsor" and, collectively with the Sponsors, the "Proponents"), that the Proponents wish to have included in Newmont's proxy statement (the "Proxy Statement") for its 2005 annual meeting of shareholders (the "2005 Annual Meeting"). On behalf of Newmont, we hereby submit this statement of reasons for exclusion of the Proposal from the Proxy Statement for filing pursuant to Rule 14a-8(j) under the Exchange Act and hereby request that the staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action against Newmont should Newmont omit the Proposal from the Proxy Statement in reliance on one or more interpretations of Exchange Act Rule 14a-8 set forth below.

**The Proposal**

The Proposal states that "shareholders urge management to review its policies concerning waste disposal at its mining operations in Indonesia, with a particular reference to potential environmental and public health risks incurred by the company by these policies, and to report to shareholders on the findings of this review."

For the reasons set forth below, the Company believes that the Proposal may be omitted from the Proxy Statement.

**Discussion of Reasons for Omission**

Substantial Implementation

The Company believes that the Proposal may be omitted from the Proxy Materials pursuant to Exchange Act Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal through its policies, standards and reports, described below. Where companies have implemented the essential objectives of the proposal or have had policies, standards and procedures concerning the subject matter of the proposal already in place, the Staff has consistently found that the proposal had been substantially implemented and could be excluded under Rule 14a-8(i)(10). See, e.g., Freeport-McMoRan Copper & Gold Inc. (available. March 5, 2003) (proposal requesting amendment of company's social and human rights policy, establishment of independent monitoring system, reporting of human rights violations and reporting to shareholders on implementation of the social and human rights policy was found to have been substantially implemented by the company's revision to its social and human rights policy and the publication of an annual Economic, Social and Environmental Report); The Talbots, Inc. (available April 5, 2002) (proposal requesting implementation of a code of corporate conduct based on human rights standards of the United Nations' International Labor Organization was found to have been substantially implemented by establishment of, among other things, the company's Standards for Business Practice, a Labor Law Compliance Program, and a Code of Conduct for Suppliers); In The Gap, Inc. (available March 16, 2001) (proposal asking board to provide a report to shareholders on child labor practices of the company's suppliers was excludable because the company (1) established and implemented a code of vendor conduct that addressed child labor practices, (2) monitored compliance with the code, (3) published information on its website about the code and its monitoring programs, and (4) discussed child labor issues with shareholders); Kmart Corp. (available February 23, 2000) (proposal requesting board report on its vendor standards and vendor compliance program could be omitted because the company had substantially implemented the proposal through its Vendor Workplace Code of Conduct, monitoring program and reports to shareholders).

Newmont has published a clear set of policies, backed by a set of standards and guidelines for the management of key risks related to the environment, health and safety, and community relations. These policies and standards are global in scope and apply to the Company's operations. The standards are incorporated into the Company's Five Star Integrated Management System, established across the Company during 2003, which utilizes a common management system to facilitate the management of the environmental, health and safety, and community relations aspects of the Company's operations.

The Five Star Integrated Management System allows the consistent application and execution of the Company's environmental, health and safety and community relations policies and standards on a global basis. This Five Star Integrated Management System is based broadly on the ISO 14001 and AS/NZ 4804:2001 models and details a series of approximately 40 standards divided into two basic groups: (1) Management System Standards and (2) Health, Safety and Loss Prevention (HSLP), Environmental, and Community and External Relations Standards.

Under the Five Star Integrated Management System, annual assessments of operating sites' execution of their management system is reviewed and scored against a series of defined levels (i.e. one to five stars, five being the best).

The Company also publishes "Now & Beyond," an annual report on the Company's performance in the areas of health and safety, community relations, employee well-being, environmental management and economic impact. This report complements the Company's annual report to shareholders and was first published by the Company in early 2003 with respect to the Company's performance in 2002.

The "Now & Beyond 2002" reported the Company's performance at its mining sites in Australia, New Zealand and Indonesia. Beginning with "Now & Beyond 2003," published in 2004, the Company produced a corporate "Now & Beyond" report, summarizing the performance in the human resources, environment, health and safety, and community relations areas across the Company. The corporate report is complemented by individual "Now & Beyond" site reports produced by and focused around each of the Company's operations. All of these reports are available electronically on the Company's web site or the reports may be requested in hard copy from the Company.

"Now & Beyond" reports present employee well-being, health and safety, environmental management and community relations targets for the upcoming year. For example, "Now & Beyond 2003," produced for Batu Hijau, clearly set a focus for improved performance related to site, regional, and global environmental risks, such as management of chemicals and hazardous materials, waste rock, water and air quality, energy, wildlife, closure and reclamation planning and implementation. Additionally, community relations set a goal for further developing programs to manage human rights, local community investment, employment and business support and social impacts.

Because the operation is in closure, the "Now & Beyond 2003" for Minahasa focused on successful mine closure through improved planning and clearly discussed the key challenges related to water management. Copies of the "Now & Beyond 2003" reports with respect to the two Indonesian operations are attached as Exhibits B and C.

The corporate "Now & Beyond" is prepared in accordance with the Global Reporting Initiative[1] guidelines and is measured against the Institute of Social and Ethical Accountability's AA1000 standards for internal and external communication and consultation. The "Now & Beyond 2004" reports will be available by April 2005.

In furtherance of the Company's commitments to providing a healthy and safe work place and environmentally sound and responsible resource development, Newmont's Board of Directors has an established Environmental, Health and Safety Committee (the "Committee"). The Committee's primary purposes are to assist the Board in its oversight of (1) the environmental, health and safety issues relating to the Corporation; (2) the Corporation's compliance with corporate policies that provide processes, procedures and standards to follow in accomplishing the Company's goals and objectives relating to environmental, health and safety issues; and (3) management of risk related to environmental, health and safety issues. The Committee has the authority to (1) investigate any activity of the Company and its subsidiaries and unrestricted access to all information relating to environmental, health or safety matter and (2) retain, at the Company's expense, persons having special competencies (including, without limitation, legal or other consultants and experts) to assist the Committee in fulfilling its responsibilities.

The Proposal requests that the management of Newmont review its policies concerning waste disposal at its mining operations in Indonesia and issue a report to shareholders on the outcome of such review, with specific emphasis on potential environmental and public health risk. As described above, the Five Star Integrated Management System provides for regular review and analysis regarding the performance of the systems for managing environmental and health impacts of the Company's operations. Furthermore, the Board of Directors of the Company conducts comprehensive reviews of the Company's operations throughout the year at their regularly scheduled meetings, with the participation of the Committee. The results of the Five Star Integrated Management System, material issues identified by the Committee, the Company's Board of Directors or senior management, as well as general information on the Company's safety, social and environmental policies, are then reported in the Company's Now & Beyond reports, which supplement its filings with the Commission. Accordingly, the Proposal is moot.

<u>Ordinary Business Operations</u>

The Proposal also should be considered a matter of ordinary business operations. Exchange Act Rule 14a-8(i)(7) permits a registrant to omit a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations." In accordance with this rule, the Staff has consistently permitted the exclusion of proposals that require a company to prepare a special report on a particular aspect of the conduct of its ordinary business operations.

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[1] An independent institution that works in cooperation with the United Nations and whose mission is to develop and disseminate globally applicable sustainability reporting guidelines for voluntary use by organizations for reporting on the economic, environmental, and social dimensions of their activities, products, and services.

even in cases where such proposal would not require the taking of any particular action by the company with respect to such business operations. In Exchange Act Release No. 34-20091 (August 16, 1983), the Commission specifically addressed the issue of the excludability under Exchange Act Rule 14a-8(c)(7) (the predecessor to the current Rule 14a-8(i)(7)) of proposals requesting reports on matters which relate to a company's ordinary business operations. According to this Release, a proposal will be excludable pursuant to the Exchange Act Rule if the subject matter of the special report involves a matter of ordinary business. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998). This general policy rests on two primary considerations: (i) that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 40018 (May 21, 1998).

The Company believes that the Proposal fits squarely within the category of proposals meant for exclusion pursuant to Rule 14a-8(i)(7). The Proposal's focus is the operations of the Company, which are issues exclusively under the aegis of the Board of Directors. The Proponent does not request that the Company adhere to any principles or policies. Instead, the Proposal seeks a review of the Company's business activities and, in particular, certain of the risks it faces. The review or evaluation of risks is a fundamental part of ordinary business operations and is best left to management and the Board of Directors. See, e.g., Newmont Mining Corp. (available February 4, 2004) (excluding proposal requesting report on risk to the company's operations, profitability and reputation from its social and environmental liabilities); Xcel Energy Inc. (available April 1, 2003) (excluding proposal which urged that the company's board of directors issue a report disclosing the economic risks associated with the company's past, present and future emissions of certain gases and the public stance of the company regarding efforts to reduce these emissions); Mead Corporation (available January 31, 2001) (excluding proposal related to a request for a report of the company's environmental risks in financial terms). The Proposal is similar to those in Newmont Mining Corp., Xcel Energy Inc. and Mead Corporation.

Newmont is the world's largest gold company. Waste disposal is an inherent aspect of the Company's business, as are the Company's efforts to minimize any resulting risks. The report contemplated by the Proposal is of the type contemplated by Release No 34-20091 that the Staff has found to be excludable in accordance with Exchange Act Rule 14a-8(i)(7). See, e.g., Cinergy Corp. (available February 5, 2003)(excluding proposal requesting report on economic risks associated with certain emissions, the company's public stance on efforts to reduce those emissions and the economic benefits of reducing the emissions); Duke Power Company (available March 7, 1988) (excluding proposal requesting report on environmental impact of power plant emissions as well as company's environmental control and pollution protection devices); Carolina Power & Light Co. (available March 30, 1988) (excluding proposal requesting annual report on release of waste and the company's environmental protection and control activities with respect thereto).

Furthermore, the Staff has consistently allowed omission of proposals seeking financial disclosures beyond those that the registrant is required to make on the basis that such proposals relate to the conduct of ordinary business. See, e.g., WPS Resources Corp. (available January 23, 1997); American Telephone and Telegraph Company (available January 29, 1993); American Stores Company (available April 7, 1992); Potomac Electric Power Company (March 1, 1991); Pacific Gas and Electric Company (available December 13, 1989); Minnesota Mining and Manufacturing Company (available March 23, 1988); Arizona Public Service Company (available February 22, 1985). Moreover, the Staff has not objected to omission of such proposals even though they did not specifically request that the financial information be included in a periodic report but rather sought disclosure of the information to shareholders supplementally. See, e.g., Mead Corporation (available January 31, 2001); American Telephone and Telegraph Company (available January 29, 1993); Arizona Public Service Company (available February 22, 1985). The Commission already regulates disclosure by companies to ensure that shareholders and potential investors have sufficient information to make informed decisions about such companies, including any known risks and uncertainties that might have future impact on such company. The decision to disclose information in addition to that which is required by the Commission is properly left to the judgment of the Company's Board of Directors and management as a matter relating to the conduct of ordinary business operations. Furthermore, a report on potential risks enters into the realm of risk evaluation that is uniquely the responsibility of the Company's Board of Directors and management in their ongoing operation of the business. Therefore, the Company believes that the Proposal is also excludable based upon the above reasoning.

While proposals involving business matters that are mundane in nature may be excluded from a company's proxy materials based upon Rule 14a-8(i)(7), proposals that raise social policy issues so significant that a shareholder vote on the matter is appropriate may not be excluded on such basis. Exchange Act Release No. 12999 (November 22, 1976); Exchange Act Release No. 40018 (May 21, 1998). However, the standard on whether a proposal may be excluded or not does not turn on whether the proposal may be construed as tangentially relating to a significant social policy issue, but whether the proposal requests action in furtherance of a significant social policy issue. See, e.g., Mead Corp. (available January 31, 2001) (excluding proposal requesting report on the company's liability projection methodology and assessment of other major environmental risks). Here, the Proposal neither requests that the Company remedy a social policy issue nor requires that the report remedy any social issues. Instead, the Proposal seeks a report merely evaluating the Company's potential environmental and public health risks. A report is simply a report and, when it only duplicates information that is already required or available, it is of no value. See, e.g., Newmont Mining Corp. (available February 4, 2004) (excluding proposal requesting report on risk to the company's operations, profitability and reputation from its social and environmental liabilities); Cinergy Corp. (available February 5, 2003) (excluding proposal requesting report on economic risks associated with certain emissions, the company's public stance on efforts to reduce those emissions and the economic benefits of reducing the emissions). Accordingly, the Proposal does not raise a "sufficiently significant social policy issue" so as to bring it outside of Rule 14a-8(i)(7). Exchange Act Release No. 40018 (May 21, 1998). Instead, the Proposal merely addresses the ordinary business of the Company.

Misleading and Vague

The Company may also properly exclude the Proposal under Exchange Act Rule 14a-8(i)(3) because it contains impermissibly misleading and vague language, thereby violating Exchange Act Rule 14a-9. The preamble and the Proponents' statement in support of the Proposal include statements which are inaccurate or omit to state relevant information, and which the Company considers to be false and misleading in violation of the Commission's proxy rules. They thus violate Exchange Act Rule 14a-9. Note (b) of Exchange Act Rule 14a-9 states the following as an example of what may be misleading within the meaning of the Rule: "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

The preamble to the Proposal states that "an investigation convened by the Indonesian government concluded that Newmont's Sulawesi operations violated Indonesia's toxic dumping laws, and that the marine environment adjacent to those operations was contaminated with unnatural levels of arsenic and mercury that posed significant health risks to the local population." This statement is incorrect. While a draft report has interpreted the data as demonstrating a possible health risk, that interpretation is in the process of being verified by a separate Indonesian government panel.

Furthermore, the Company understands that, contrary to the statement in the Proposal that the investigation found that the levels of arsenic and mercury near the Company's mining operations posed significant health risks, the report produced by the investigation in fact states that water quality and fish tissue metals concentrations meet Indonesian standards or other relevant standards. Multiple studies have shown the water quality levels for arsenic, mercury and cyanide to be well under both Indonesian and U.S. EPA water quality standards and guidelines, respectively. The above sentence in the Proposal therefore should be deleted because it is misleading.

The preamble to the Proposal also states that "the *New York Times* reported that the STD method employed by Newmont in Indonesia has been effectively banned in the United States under the provisions of the Clean Air [sic] Act."

The above statement contains broad generalizations and assumptions that are not supported by fact. While the Proposal correctly quotes the aforementioned article, the article itself is incorrect because, in actuality, 40 CFR 440.100 Subpart J.(a)(4)(d) recognizes the ability of the Quartz Hill Project in Alaska to use submarine tailings disposal ("STD") technology. In addition, in 1996 the EPA proposed an amendment to the regulations under the Clean Water Act that would have created the opportunity for another mine located in Alaska to utilize STD. STD is recognized by the World Bank Group, as well as the United States Export-Import Bank, as a viable tailing management technology, on a case by case basis.

STD is used by Newmont at its Indonesian operations and has been utilized at more than twenty other sites, operated by various companies, in Canada, Denmark (Greenland), Norway, Papua New Guinea, Peru, and Turkey. The use of STD at the Company's Indonesian operations was approved by the Government of Indonesia after extensive environmental study and public review.

Furthermore, the preamble included in the Proposal states that "transnational corporations operating in countries with repressive governments, ethnic conflict, weak rule of law, endemic corruption or poor labor and environmental standards face serious risks to their reputation and share value if they are seen to be responsible for, or complicit in, degradation of the environment or human rights violations." Such assertion suggests that the Company is a party to, among other things, governmental repression, ethnic conflict, corruption and human rights violations, which have no relevance to the subject of the proposal, namely environmental issues. Accordingly, such assertion creates a false or misleading impression of the Company since it implicates the Company in improper or illegal conduct without factual foundation. Therefore, such assertion should be excludable under Rule 14a-8(i)(3).

Pursuant to Exchange Act Rule 14a-8(j)(2), filed herewith are six copies of this letter as well as six copies of the Proposal which includes a supporting statement from the Proponent. We would very much appreciate a response from the Staff on this no-action request as soon as practicable so that the Company can meet its timetable in preparing its proxy materials. If you have any questions or require additional information concerning this matter, please call Maureen Brundage or Kai Rebane of this Firm at (212) 819-8314 and (212) 819-8707, respectively.

Very truly yours

White & Case LLP

RC:MB

cc: Mr. Britt D. Banks, Esq.
Ms. Sharon Thomas, Esq.
Patrick Doherty, Office of the Comptroller of New York City
Alan G. Hevesi, Comptroller of New York State

A

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 16 2004

Mr. Britt D. Banks
Vice President, General Counsel and
Secretary
Newmont Mining Corp.
1700 Lincoln Street
Denver, CO 80203

Dear Mr. Banks:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

Letters from Citibank and Bank of New York certifying the funds' ownership, continually for over a year, of shares of Newmont Mining common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

We would be happy to discuss this initiative with you. Should the Company's board of directors decide to endorse its provision, the funds will ask that the proposal be withdrawn from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2651.

Very truly yours,

Patrick Doherty

Enclosures

Newmont Mining human rights ltr. 2005

# NEWMONT MINING

**WHEREAS,** we believe that transnational corporations operating in countries with repressive governments, ethnic conflict, weak rule of law, endemic corruption, or poor labor and environmental standards face serious risks to their reputation and share value if they are seen to be responsible for, or complicit in, degradation of the environment or human rights violations; and,

**WHEREAS,** Newmont Mining has extensive mining operations on the islands of Sulawesi and Sumbawa in Indonesia; and,

**WHEREAS,** the company has employed submarine tailings disposal (STD) as a method of disposing of toxic mining waste generated by its Indonesian mining operations; and

**WHEREAS,** on September 8, 2004, reported that the STD method employed by Newmont in Indonesia has been effectively banned in the United States under the provisions of the Clean Air Act; and,

**WHEREAS,** in November, 2004, an investigation convened by the Indonesian government concluded that Newmont's Sulawesi operations violated Indonesia's toxic dumping laws, and that the marine environment adjacent to those operations was contaminated with unnatural levels of arsenic and mercury that posed significant health risks to the local population; and

**WHEREAS,** the investigation's report, endorsed by Indonesia's Minister of the Environment, recommended that legal action be taken against Newmont for its waste dumping, and that the communities affected by the arsenic and mercury contamination caused by this dumping be relocated; and

**WHEREAS,**

there is a lawsuit pending against the company by Indonesian citizens who have allegedly experienced serious health problems as a result of the company's dumping of toxic waste into the waters off Sulawesi ,

**THEREFORE, BE IT RESOLVED,** shareholders urge management to review its policies concerning waste disposal at its mining operations in Indonesia, with a particular reference to potential environmental and public health risks incurred by the company by these policies, and to report to shareholders on the findings of this review.

ALAN G. HEVESI
COMPTROLLER

110 STATE STREET
ALBANY, NEW YORK 12236

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

November 22, 2004

Mr. Britt D. Banks
Vice President, General Counsel, and Secretary
Newmont Mining Corporation
1700 Lincoln Street
Denver, Colorado 80203

Dear Mr. Banks:

As Comptroller of New York State, I am sole Trustee of the New York State Common Retirement Fund ("Fund"). The Fund has assets totaling approximately $118 billion, including the beneficial ownership of 1,681,892 shares in Newmont Mining Corporation.

I understand that a resolution requesting a review of company policies concerning waste disposal at Newmont Mining operations in Indonesia has been submitted by the New York City Employees' Retirement System for consideration at the company's 2005 annual meeting. This letter is to inform you that the Fund is a co-sponsor of that resolution.

I believe that the company must consider the negative impact that reports of numerous health problems among the indigenous population and related lawsuits pending against the company brought by Indonesian citizens has had upon its reputation in the international mining industry. Furthermore, I believe that for as long as the environmental and health complaints related to the situation in Indonesia persist, the company is not only at risk of incurring monetary liabilities, but also is at risk of losing opportunities in this competitive industry to explore other areas of the world since host governments may be hesitant to let the company operate in their countries.

In accordance with SEC Rule 14a-8(a)(1), our custodian bank will forward you evidence of the Fund's beneficial ownership. It is our intention to maintain ownership of these securities through the date on which the annual meeting of the corporation is held.

At your earliest convenience, please advise Julie Gresham, the Director of Corporate Governance at my office, as to the date and location of the 2005 annual meeting.

Sincerely,

Alan G. Hevesi

Alan G. Hevesi

cc: Robert Russo, J. P. Morgan
Patrick Doherty, Office of the New York City Comptroller

B

NEWMONT

The Gold Company





# *Now & Beyond* 2003

## CORPORATE REPORT





CONTENTS


01 [illegible] 200[illegible]
02 Management Summary
Letter From Wayne Murdy, Ou[illegible] [illegible]EO
03 Our Vision & Values
04 Our Business
05 Our Strategy/Our Policies
06 Five Star Management System
07 Participation of Global Initiatives
08 Report on Our Progress
09 2003 Achievements, Challenges & Opportunities
10 Performance Health and Safety
16 Performance Employee Well-being
22 Performance Community Relations
28 Performance Environment
34 Performance Economic Contribution
36 Newmont Mining Corporate Report Data Sheets
38 Assurance Report for 2003
40 Goals for 2004



# Now & Beyond 2003

*Now and Beyond 2003* is published by Newmont as part of our commitment to openness and sustainable development. It sets out our performance, details our efforts to improve, and outlines the challenges we face. We face difficult challenges every day, and we are judged on how well we meet them. What we learn from our mistakes, as well as our successes, is documented in this report.

*Now and Beyond 2003* outlines our efforts to reach standards of excellence in our practices. It is our first global social and environmental reporting initiative. This corporate report will complement *Now & Beyond* reports for each of our sites, and our annual report to shareholders. These are available on our website, www.newmont.com.

*Now & Beyond 2003* focuses on five key areas:

- *Safety and health of our employees.*
- *Fair and equitable treatment of our employees: their working conditions, human rights, professional development and remuneration.*
- *Our record on employment, training, health, education and local infrastructure.*
- *Our commitment to environmental protection and reclamation of disturbance to the land.*
- *Building strong relationships with communities where we operate and providing economic benefits to those communities with a focus on building long-term value.*

The *Now & Beyond 2003* reports were compiled in accordance with the Global Reporting Initiative (GRI) and measured against the Institute of Social and Ethical Accountability's AA1000 standards for internal and external communication and consultation.

Information relates to the 2003 calendar year and figures are quoted in U.S. dollars. References to "Newmont," the "Company," "we" and "our" refer to Newmont Mining Corporation and/or its affiliates and subsidiaries. For more information about Newmont, the reader needs to refer to the 2003 Annual Report and 2003 Form 10K. Additional information can be found at www.newmont.com, where an electronic feedback form is available for your comments. You may also wish to provide comments using the business reply card at the back of this publication.

MANAGEMENT SUMMARY

# LETTER FROM WAYNE MURDY, OUR CEO

*To our stakeholders:*

Over the past two years Newmont has gone through a transformational change, becoming the world's largest gold producer with operations on five continents. A big part of that transformation is an increased focus on our relationship with the communities in which we operate.

We operate in many economically emerging areas of the world and as a result we are often the first industrial development people have seen. This brings great responsibility. Unless we transparently demonstrate to these communities the benefits of our presence, we will face an increasingly hostile business climate.

We do, however, have a tremendously positive impact on the communities where we operate. I've seen it happen, and I know our employees have as well. One of my favorite events of the year is the annual graduation ceremony at our Batu Hijau mine in Indonesia. There, we established an internationally certified training program that provides local people—often subsistence farmers or fishermen– with skills in a variety of trades. Each year we graduate several hundred certified tradesmen who gain skills useful, not just at Batu Hijau, but for a lifetime of employment. The graduation ceremony is a proud moment for them, and for Newmont. It means we've provided people with a broader horizon of possibilities for their lives and the lives of their children.

Providing jobs and training are but one aspect of building good relations, however. It also means considering our impact on local communities and restoring the land for use by future generations. We have done just that in the San Juan Mountains of southwestern Colorado, where land we once mined has been restored, turned over to a public trust and ultimately into the hands of the U.S. Forest Service to be managed for other beneficial uses. It


MONT

is a model for our future and highlights the realization that the way we leave the land at one location may well provide permission to explore at the next location. It also requires listening to the concerns of our stakeholders. Only by being completely open with communities - both when our impact is positive and when it is negative - can we maintain a strong working relationship.

The *Now & Beyond* Report represents our best effort at honest self-reporting on our business. It is about accountability and in the report, we hold ourselves accountable for our performance in four areas:

- *Safety*
- *Employee well-being*
- *Community relations*
- *Environmental stewardship*

Newmont is a strong company today, but we want to be even stronger and a model of how an ethical company should behave. We are convinced the accountability required in *Now & Beyond* will strengthen us from the inside, give our employees a clear vision of what we stand for and provide our stakeholders, including our critics, an honest picture of who we are.

Sincerely,

Wayne W. Murdy

**WAYNE W. MURDY**
*Chairman and CEO*
*Newmont Mining Corporation*

NEWMONT

The Gold Company

## OUR VISION

"Creating Value with Every Ounce," comes with a complementary set of values. We expect our employees around the globe to:

## OUR VALUES

- >> Act with integrity, trust & respect;
- >> Reward an entrepreneurial spirit, a determination to excel and a commitment to action;
- >> Demand leadership in safety, stewardship of the environment and social responsibility;
- >> Develop the best people in pursuit of excellence;
- >> Insist on teamwork and honest communication; and
- >> Demand positive change by continually seeking out and applying best practices.

# Our Business

Newmont is the world's largest gold producer with operations on five continents. In 2003, we sold 7.4 million equity ounces of gold. In addition, we produce copper and zinc. The Company is the largest private-sector precious metals royalty owner in the world, and also has interests in gold refining and distribution businesses in Europe and Australia. In 2003, Newmont generated net income of $476 million, or $1.16 per share.

Most of Newmont's revenue comes from the sale of refined gold in the international market. Gold has two main categories of use—product fabrication and investment. Fabricated gold has a variety of end uses, including jewelry, electronics, dentistry, industrial and decorative uses. Gold investors buy gold bullion, official coins and high-karat jewelry. Newmont sells its gold to several international bullion banks.

For more financial information and details about Newmont's business and its governance structure, we guide you to Newmont's annual report and website at www.newmont.com.


Gold
Base Metals
Major Projects
Holloway
Golden Giant
Nevada
Kori Kollo
Yanacocha
Minahasa
Martabe
Batu Hijau
Golden Grove
Boddington
Yandal
Tanami
Kalgoorlie
Martha
Pajingo
Ahafo
Akyem
Zarafshan
Ovacik


OUR STRATEGY

# OUR POLICIES

*Our Strategy*

We know that our long-term success depends on creating value for the communities in which we operate, as well as for our shareholders. From the day we begin exploration, our success is tied to our ability to develop, operate and close mines in a manner that improves the lives of the people around them, and preserves the integrity of communities, for both present-day and future generations.

By maintaining high standards for protecting human health and the environment, and working in cooperation with our host communities, we endeavor to create sustainable, long-term economic and social opportunities. Among our goals is to be recognized by communities and governments as the mining company of choice for new exploration and the development of projects.

*Our Policies*

In 2003, we refocused Company-wide policies for health and safety, employee well-being, community, and environmental stewardship that are tied directly to the Newmont values. These environmental, safety and social responsibility policies are available on our website at www.newmont.com. The commitment to Newmont's values was further reinforced through an initiative introducing employees across the globe to the idea of social and environmental responsibility as part of our business practice, and transforming those global policies into daily practice on the ground. In addition, Newmont's policies with respect to bribery, corruption and political contributions are available on our website (see "Ethics Code" in the "Governance" section, under "Investor Information").

# Five Star Management System

From its broad policies, Newmont further developed discipline-specific standards for each of the areas of social responsibility, health and safety, and environmental management. The management standards have their basis in the International Organization for Standardization (ISO) standards for Environment (ISO14001) and Health and Safety (ISO9000). Newmont draws upon the Institute of Social and Ethical Accountability's AA1000 accountability standard for its rules concerning internal and external communication and consultation. The discipline-specific standards are built around managing Newmont's global social and environmental risks.

Operating sites are required to develop procedures to ensure effective management of social and environmental risks. Each site is assessed annually against the standards by external assessors. These assessors are third parties with experience in both extractive industries and in the specific discipline under their review. A key feature of the community relations assessment consists of interviews with a broad range of external stakeholders including local community members, non-governmental organizations, regulators, media representatives and government officials. These interviews help each site know how effective it has been in developing and maintaining a positive partnership with its host community.

These policies, standards, procedures and assessments are collectively called the Five Star Integrated Management System. We require our operations to strive to meet the five star level of having a documented management system that drives continuous improvement and is ultimately part of the site's culture. For most of our operations, the baseline year for these evaluations was 2003. The standards are consistent yet flexible to allow each site to develop a management system that meets the needs of its operation and its local stakeholders.

## Newmont's Five Star Assessment Criteria

| Stars | Management Standards |
|---|---|
| ☆ | *No system or process developed* |
| ☆☆ | *Informal or incomplete system* |
| ☆☆☆ | *Formal system developed and implemented* |
| ☆☆☆☆ | *Review and continuous improvement* |
| ☆☆☆☆☆ | *Industry best practice demonstrated* |

| Stars | Performance Standards |
|---|---|
| ☆ | *Significant improvement required* |
| ☆☆ | *Require improvement* |
| ☆☆☆ | *Performance meets standards* |
| ☆☆☆☆ | *Hazard/risk being managed* |
| ☆☆☆☆☆ | *Industry best practice* |

# PARTICIPATION IN GLOBAL INITIATIVES

- *Participation in the Voluntary Principles on Security and Human Rights, which can be found at www.un.org/Overview/rights, and also on the U.S. State Department website at www.state.gov/g/drl/rls/2931.htm. Newmont also endorses the principles of the United Nations Universal Declaration of Human Rights. Visit www.un.org and the "Human Rights" link, which will direct you to the declaration.*
- *Active participation in the development of the International Cyanide Code, a voluntary code developed by the United Nations Environment Programme and the International Council on Metals and the Environment. Visit www.cyanidecode.org. Newmont is among the first companies to adopt the technical aspects of this code.*
- *Participation as a signatory to the International Council of Mining and Metals (ICMM) Sustainability Principles, which can be found by linking to www.icmm.com/html/icmm_principles.php. Newmont is a founding member of the ICMM.*
- *Participation as a global level signatory to the ICMM agreement with the World Conservation Union (www.iucn.org), which prohibits mining and exploration in World Heritage areas.*
- *Participation in two initiatives, the Extractive Industries Transparency Initiative (EITI), which can be found by linking to www.dfid.gov.uk, and the "Publish What You Pay" campaign, which publicly and transparently documents taxes and royalties paid to governments as a result of mining activity. Link to the campaign's objectives at www.publishwhatyoupay.org.*
- *Global Reporting Initiative: Newmont bases its public reporting on guidelines of the Global Reporting Initiative, a joint initiative of the Coalition for Environmentally Responsible Economics (CERES) and the United Nations Environment Programme. The guidelines enhance the quality and rigor of sustainability reporting. For more information, visit www.globalreporting.org.*

REPORT TO OUR STAKEHOLDERS ON

# OUR PROGRESS

To fulfill our commitment to our stakeholders to be open and transparent, we report our progress in creating value for our employees, communities and the environment.

We view a stakeholder as anyone impacted by or who impacts Newmont's business. This includes shareholders, employees, contractors/suppliers, business partners and peers, local communities, government regulators, and special interest groups and non-governmental organizations.

## SUSTAINABLE BUSINESS FRAMEWORK
FROM NEWMONT'S VALUES TO PERFORMANCE


NEWMONT'S VALUES STATEMENT
POLICY
STANDARDS
SITE PROCEDURES AND PRACTICES
PERFORMANCE (OUR BEHAVIORS AND ACTIONS)
FIVE-STAR MANAGEMENT SYSTEM
DATA ACQUISITION WORKBOOKS RAPID RESPONSE
PUBLIC REPORTING AND STAKEHOLDER FEEDBACK
SOCIAL LICENSE TO OPERATE

# 2003 ACHIEVEMENTS

# CHALLENGES & OPPORTUNITIES

As part of a Company-wide commitment to greater disclosure, a summary of successes, challenges and opportunities follows.

## ACHIEVEMENTS 2003

***Management Process & Systems:***

- *Developed a Company-wide risk management program covering all aspects of health and safety, external relations and environmental issues that affect the Company and situations that could impact the Company.*

***Health and Safety:***

- *Completed a comprehensive Five Star Health and Safety Assessment for all sites in 2003.*
- *For the Indonesian and Australian operations, which had gone through Five Star Assessments previously, each site improved on the previous year's assessment.*

***Employee Well-Being:***

- *Improved internal communications among all Newmont sites by adding global conference calls and other systems to better communicate Newmont's global vision.*

***Community:***

- *Actively engaged non-governmental organizations such as Amnesty International, Global Witness, World Bank, International Finance Corporation, as well as social responsibility investor groups.*
- *Built a global community relations team composed of three senior management personnel and visited all Newmont sites to spell out Newmont's commitment to community relations.*
- *Rolled out the first round of baseline assessments for measuring Newmont's social responsibility efforts at all sites.*

***Environmental Stewardship:***

- *Launched a comprehensive vision for environmental performance across the Company.*
- *In 2003, there were no high-level environmental releases or severe compliance issues at any of Newmont's operations.*
- *During 2003, Newmont's global operations used 22,600 tons of cyanide without any environmental incidents.*

## CHALLENGES & OPPORTUNITIES 2004

***Management Process & Systems:***

- *Improving and expanding the **Now & Beyond** public reporting process for Newmont's operations worldwide as a commitment to open disclosure.*

***Health and Safety:***

- *Bringing all Newmont's sites up to a three-star health and safety rating.*
- *Developing and retaining staff to ensure they possess the required skills and support Newmont's vision no matter where they work around the globe.*
- *Training contractors to ensure they abide by Newmont's rigorous safety standards and policies, which can be particularly challenging in areas with limited resources and contractors such as Ghana.*

***Employee Well-being:***

- *Developing an AIDS/HIV policy and educational programs as Newmont establishes operations in Ghana, where levels of AIDS/HIV are elevated.*
- *With respect to sites entering closure and reclamation, develop an improved program for identifying employees who are candidates for relocation to other Newmont operations.*

***Community:***

- *Mitigating the economic impact of mine closure by working with local communities on job training.*
- *Taking steps to encourage governments to deploy tax revenue generated by Newmont operations to local communities for use in long-term, strategic planning.*

***Environmental Stewardship:***

- *Overcoming the perception that cyanide used in mining is harmful to water quality by disseminating Newmont's commitment to an International Cyanide Management Code, which focuses on the safe management of cyanide to protect human life and reduce environmental impacts.*



# HEALTH & SAFETY

Newmont believes that maintaining high standards for workplace safety and a safe and healthy work environment for all employees is an integral part of achieving business excellence.

Newmont's approach to Health, Safety and Loss Prevention (HSLP) stresses passion for safety, the application of sound science in developing safe systems, practices and behaviors, and commitment from management.

#### 2003 PERFORMANCE

The Company's commitment to safety is demonstrated by the ongoing development of its rigorous, internally developed Five Star Integrated Management System, implemented for the first time at all Newmont sites in 2003. Independent external assessments evaluate the mines' performance against HSLP management and hazard standards so that Newmont can monitor and measure progress and report results from year to year.

#### ACHIEVEMENTS

The HSLP Assessment serves as a benchmark for continuous improvement and reduces the risk of injury and other forms of loss in a consistent, efficient and cost-effective manner.

In Australia and Indonesia, where Five Star Assessments were previously conducted, every site improved from the 2002 assessment and the number of sites achieving the three-star rating increased significantly. However, the 2003 Five Star Assessment determined that no site achieved a three-star rating in every standard. Sites are encouraged to prioritize certain standards that

**FIVE STAR MANAGEMENT STANDARDS SCORES EQUAL OR OVER 3 STARS**

HEALTH, SAFETY AND LOSS PREVENTION —


NO. OF STANDARDS >= 3 STARS (TOTAL OF 18)
20
18
16
14
12
10
8
6
4
2
0
TWIN CREEK
PAJINGO
GOLDEN GROVE
BATU HIJAU
KCGM
WAIHI
MIDAS
CORPORATE OFFICE
AUS GOLD REFINERIES
JUNDEE
LONE TREE
BRONZEWING
WILUNA
TANAMI - OBSMINE
CARLIN
TANAMI - GRANITES
TANAMI - GROUNDRUSH
OVACIK
YANACOCHA
HOLLOWAY
GOLDEN GIANT
ZARAFSHAN

**NEWMONT FIVE STAR RESULTS 2003**

HEALTH, SAFETY & LOSS PREVENTION HAZARD MANAGEMENT STANDARDS — MAX ◯ MIN ◯


SCORES (NO. OF STARS)
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
INDUSTRIAL HYGIENE
HAZARDOUS MATERIAL MGT
UNDERGROUND GROUND CONTROL
SURFACE GROUND CONTROL
SURFACE FIRE PREVENTION
UNDERGROUND FIRE PREVENTION
UNDERGROUND REMOTE CONTROL
ENERGY ISOLATION
MOBILE EQUIPMENT
ELECTRICAL SAFETY
WORK PERMIT SYSTEMS
MACHINE GUARDING
EXPLOSIVES
ROAD SAFETY
FALL PREV & WORK AT HEIGHTS
BOILERS-PRESS VESSELS SYSTEM
CONVEYORS
CRANES & LIFTING EQUIPMENT
SCAFFOLDING







specifically address their unique operational risks. Typically, this is reflected in scores greater than three stars in high risk areas and less than three stars in standards that address a lower risk to the operation. In 2003, assessments also indicated a favorable trend in the continued establishment of comprehensive emergency response systems and enhanced safety training programs.

Newmont uses the sum of all Lost Time Injuries[1] and Restricted Work Injuries[2] to calculate the Lost Time Injury Frequency Rate (LTIFR)[3]. The LTIFR for 2003 was 0.97, which was a 27 percent improvement over the 2002 annual rate of 1.32, and far below the 2002 U.S. metals industry average of 2.08. The Company's Total Reportable Injury Frequency Rate (TRIFR)[4] improved by 16 percent from 2002's 2.46 to 2.07 in 2003.

Anecdotal evidence shows that Newmont staff is now more likely to report all forms of incidents and injuries -- no matter how minor, because of a greater focus on health and safety and the introduction of the "Safety Alert" initiative.

1 *A Lost Time Injury is any work-related injury/illness (including fatalities) that prevents the employee from working the next scheduled shift.*

2 *A Restricted Work Injury is any work-related injury/illness that prevents the employee from performing 100 percent of their normal job duties, whether or not they are scheduled to undertake those duties.*

3 *The LTIFR is calculated by adding the sum of all Lost Time Injuries to the sum of all Restricted Work Injuries, multiplying by 200,000, and dividing by the sum of all exposure hours.*

4 *Total Reportable Injuries (TRI) is the sum of all workplace injury or illness that requires more than simple first aid, (i.e., all medically reported injuries, LTIs, RWIs and fatalities). The TRIFR is calculated by adding all medically reported injuries, multiplied by 200,000 and divided by the sum of all exposure hours.*

**NEWMONT LOST TIME INJURY FREQUENCY RATE**


1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
98
99
00
01
02
03

**NEWMONT TOTAL REPORTABLE INJURY FREQUENCY RATE**


3.00
2.50
2.00
1.50
1.00
0.50
0.00
98
99
00
01
02
03

# HEALTH & SAFETY

### ACCIDENTS

We deeply regret the deaths of two employees at Newmont operations in 2003. On March 7, a Newmont employee working at the Pajingo mine in Queensland, Australia suffered a fatal injury while working on a pressurized hose. On July 28, a general field assistant at the Martabe exploration project in Sumatra, Indonesia, was fatally struck by lightning.

Following both tragedies, a senior management team investigated what went wrong, and reviewed policies and standards to prevent similar accidents in the future. For example, an intranet-based lightning awareness program was developed, providing education and advice to all sites on safe operations during electrical storms. Newmont has developed guidelines for providing all its sites with consistent, quality, investigative procedures to ensure that serious injuries or fatalities are not repeated.

### 2003 INITIATIVES

Newmont's core values require health and safety leadership from all of its global operations. Each year, Newmont strives for zero fatalities and no lost time injuries, and in 2003 the Company launched a number of new HSLP initiatives.

### SAFETY TEAMWORK AND RISK REDUCTION (STARR)

An effective safety management system is imperative to Newmont's success around the world. To accomplish this, Newmont created its Safety Teamwork and Risk Reduction (STaRR) system. STaRR provides an effective, sequenced process for employee communications, observation and feedback, and risk reduction and is designed to qualitatively measure the effectiveness of health and safety efforts.

### SAFETY ALERT

Another safety initiative Newmont developed is Safety Alert, which serves to increase the focus on safety and acts as a warning mechanism to all Newmont operations. Within 24 hours, this alert notifies individual mining operations about significant health and safety incidents that have occurred at a particular operation. In this way, operations can learn from each other and improve safety globally. Since the institution of this program in June 2003, 40 significant incidents have been the subject of a Safety Alert.

**FIVE YEAR COMPARASON**
**EXPOSURE HOURS BY REGION**



IN MILLIONS
1998
2003
30
25
20
15
10
5
0
AFRICA
AUSTRALIA/ NEW ZEALAND
CENTRAL ASIA
INDONESIA
NORTH AMERICA
SOUTH AMERICA


*A merger between Newmont and Normandy in 2002 represents the addition of mining operations in Australia and New Zealand. In 2001, Yanacocha (South America) surpassed Batu Hijau (Indonesia) as Newmont's largest mine in terms of exposure hours. 2003 marked the first time that Newmont began major projects in Africa.*

**1998-2003 NEWMONT**
**FATALITIES BY CAUSE**

- LIGHT VEHICLE/POWERED HAULAGE - 26%
- IMPACT BY EQUIP./CAUGHT BETWEEN OBJECTS - 26%
- EXPLOSION/PRESSURE VESSELS - 14%
- ELECTRICAL/LIGHTNING - 14%
- FALLING, SLIDING OR FLYING ROCK MATERIAL - 5%
- EXPOSURE TO HAZARDOUS MATERIALS - 5%
- SLIP OR FALL OF PERSON - 5%
- UNKOWN - 5%







**STANDARDIZED DEFINITIONS AND REPORTING**

In 2003, Newmont developed a common set of HSLP definitions to allow consolidated reporting of all major statistics and primary initiatives. These definitions comply with U.S. Mine Safety and Heath Administration (MSHA) requirements and standards. This also forms the basis for internal benchmarking of all sites and external benchmarking, initially with the U.S. mining industry, and later with a much broader comparison base. All sites now comply with these common definitions that apply to all employees and contractors. As a result, sites consistently report all Lost Time Incidents (LTIs), and Total Reportable Incidents (TRIs) and Significant Incidents, as well as other incidents, frequencies and statistics.

Additionally, this has driven a higher level of reporting, providing more opportunities for improvement and prevention.

**NEWMONT FATAL ACCIDENTS**



9
8
7
6
5
4
3
2
1
0
98
99
00
01
02
03

# HEALTH & SAFETY

## RISK & OPPORTUNITY MANAGEMENT

During recent years, Newmont has spent a great deal of time and effort in developing emergency response programs, to keep our employees and our surroundings safe.

In 2003, the Company developed a framework for risk management that it is implementing at Newmont sites around the globe. Newmont's risk and opportunity management program uses internationally recognized best practices, as defined by the international risk management standard in collaboration with Professor Jim Joy, a risk management expert from the University of Queensland, Australia. Among the primary components of the program are:

*Rapid Response — This is an additional precaution which can be used if existing controls fail at one of our sites, particularly in the event of an incident that could seriously harm employees, the community or the environment. At each site, a Rapid Response team has been designated, with members in every discipline. The team is able to set in motion a notification chain that brings emergency responses from the region, and if necessary, all the way from the corporate team. These links are designed to minimize the effects, prevent escalation of the event and allow resumption of normal operations as quickly as possible.*

*Risk and Hazard Registers — Newmont is establishing risk and hazard registers at each operation to help identify, record and manage risks. The registers list hazards identified in the workplace and ranks them based upon the likelihood of occurrence and potential for harm. Corrective actions are assigned to these risks and tracked for effectiveness.*

## RAPID RESPONSE STRUCTURE



CORPORATE RESPONSE TEAM (CRT)
(DENVER)
FIRST FLIGHT TEAM
REGIONAL (RRT)
NORTH AMERICA REGION RESPONSE TEAM
SOUTH AMERICA REGION RESPONSE TEAM
AUSTRALIA REGION RESPONSE TEAM
INDONESIA/ SE ASIA REGION RESPONSE TEAM
CENTRAL ASIA/ TURKEY REGION RESPONSE TEAM
WEST AFRICA REGION RESPONSE TEAM
SITE (SRT)
RESPONSE TEAMS
RESPONSE TEAMS
RESPONSE TEAMS
RESPONSE TEAMS
RESPONSE TEAMS
RESPONSE TEAMS





## SNAPSHOT

### Batu Hijau Receives National Mining Safety Award

*Employees of the Batu Hijau mine in Indonesia were recognized with national safety honors by the Indonesian Department of Energy & Mineral Resources in 2003. Batu Hijau earned the National Golden Safety 'Upakarti Aditama Group A Award,' the highest honor of its kind. The trophy was presented by Dr. Purnomo Yusgiantoro, Minister of Energy & Mineral Resources, to Batu Hijau General Manager Phil Brumit in October 2003.*

*The award was given to Batu Hijau for achieving the highest safety performance, including its low incident frequency and incident severity rates, and having no fatalities in 2002. Batu Hijau was the only mine to receive a golden trophy award last year.*

*"While we are proud of our employees' achievements, we must continue to try to further improve our safety performance," Brumit said.*

*"This award is a tangible sign of our values and our efforts to achieve a safer and healthier working environment, and as such, provides motivation to further improve safety," said Robert Gallagher, managing director of Newmont Indonesia Ltd. "Batu Hijau's motto is 'the right way, the safe way, everyday.' Our philosophy is built on the concept of 'safety, environment and community before production.'"*

*The large copper-gold mine in Sumbawa, West Nusa Tenggara has a total workforce of 4,300 permanent employees, 60 percent of whom are from the local region and 98 percent of whom are Indonesian nationals.*





Newmont considers its employees its greatest asset, and the Company is committed to a legacy of increased prosperity and healthier, better-educated people with marketable job skills who view their Newmont career as a life-long opportunity.

The Company employs 13,473 people directly, and another 12,261 indirectly as contractors. It stands firmly by its core values of developing the best people in pursuit of excellence and insisting on teamwork and honest communication. Newmont aims to be an employer of choice for people with ability, skill and a high level of professionalism.

**DISTRIBUTION OF WORKFORCE**
CONTRACTOR & EMPLOYEES

- INDONESIA - 34%
- N. AMERICA - 27%
- S. AMERICA - 17%
- AUST./N. ZEALAND - 14%
- CENTRAL ASIA - 7%
- WEST AFRICA - 1%



**WORKFORCE BREAKDOWN**
NORTH AMERICA

- NATIONALS - 85%
- CONTRACTOR - 14%
- EXPATRIATES - 1%



**WORKFORCE BREAKDOWN**
SOUTH AMERICA

- CONTRACTOR - 72%
- NATIONALS - 27%
- EXPATRIATES - 1%



**WORKFORCE BREAKDOWN**
AUSTRALIA/NEW ZEALAND

- CONTRACTOR - 50%
- NATIONALS - 50%
- EXPATRIATES - 0%



### ACHIEVEMENTS, CHALLENGES AND OPPORTUNITIES

In 2003, Newmont's human resources staff developed and implemented several initiatives across the globe. Key achievements for 2003 were:

*Achievements*

- *Developed a global compensation program that allows Newmont to evaluate compensation site by site internally, externally and also against competition within the mining industry. The program ensures that compensation decisions are logical, consistent and equitable in each of Newmont's regions.*
- *Updated a succession management process that ensures Newmont is retaining and developing senior staff and building future leaders.*
- *Implemented global standards for recruiting, compensation, talent management and enhanced employee development.*
- *Set fair and equitable standards for assigning workers to sites around the globe.*
- *Increased efficiencies and improved customer service for employee transactions and inquiries through the establishment of an employee service center and by providing online access to key information.*







*Challenges and Opportunities*

Newmont's human resources team faces several challenges in 2004:

- *The startup of operations in Ghana, which entails staffing, housing and other accommodations as two villages take shape in Western Africa.*
- *Manpower planning on an international basis is a critical challenge.*
- *Newmont is developing a company-wide HIV policy in response to startup operations in Ghana and ongoing operations in other parts of the world.*

**WORKFORCE BREAKDOWN**
INDONESIA

- NATIONALS - 57%
- CONTRACTOR - 42%
- EXPATRIATES - 1%



**WORKFORCE BREAKDOWN**
CENTRAL ASIA

- NATIONALS - 76%
- CONTRACTOR - 22%
- EXPATRIATES - 2%



**WORKFORCE BREAKDOWN**
WEST AFRICA

- CONTRACTOR - 83%
- NATIONALS - 15%
- EXPATRIATES - 2%



### Human Resources Policies

Newmont maintains several policies that enable the Company to operate ethically and with integrity. Among these policies are:

- *A long-standing Code of Business Ethics and Conduct applicable to all employees and Company affiliates. The code reaffirms the high standards of business conduct required of all employees. The code ensures that Newmont complies with all applicable laws, has an effective program to prevent and detect violations of law, and ensures all employees are educated on this standard. In most circumstances, the code sets standards that are higher than the law requires.*
- *Endorsement of the Universal Declaration of Human Rights in all of Newmont's business operations. (See page 7 for this and other global initiatives to which Newmont is committed.)*
- *Equal employment opportunity policies are in place at all operations.*

### Cultural Diversity

Newmont, an equal-opportunity employer, is committed to diversity in the workplace and respect for the social, economic and cultural rights of indigenous people as well as all ethnic groups.

In 2003, Newmont Australia signed an agreement with the Australian Commonwealth Government Department of Employment and Workplace Relations (DEWR) to provide permanent employment opportunities for Indigenous Australians.

### Training and Professional Development

Consistent with Newmont's aim to develop the best people, the Company believes it has an obligation to help employees unlock their talents and maximize their contributions. These programs include:

- *LeaderQuest, which aims to ensure Newmont's talent pool is continually increasing in quantity and quality, and that a "grow our own leaders" approach is the key focus of Newmont's talent management process. Leadership development is an integrated part of LeaderQuest, with specific programs set for each level of leadership rather than a specific position.*
- *Newmont's Greater Gold Medal Performance program, which is designed to provide significant improvement to business processes that enhance safety performance, cost savings, environmental protection and relations with stakeholders. As part of the program, Newmont uses the Change Acceleration Process, which trains workers in a set of tools that help identify potential areas for change, create a plan for change, and implement systems and structures to ensure the change is lasting.*

**GENDER**

Male - 93%
Female - 7%



**TRAINING HOURS BY REGION**
MINESITES ONLY

Indonesia - 62%
S. America - 22%
N. America - 6%
Central Asia - 5%
Aust./New Zealand - 5%











## SNAPSHOT

*Sergey Kruchkov is a Gold Medal performer at the Zarafshan-Newmont Joint Venture in Uzbekistan, where he worked his way up from maintenance mechanic in 1995 to area mechanic, supervising 65 employees in just a few years.*

*Kruchkov, a 1982 graduate of the Central Asian Vocational School where he studied mining electro-mechanics, began his career underground at a Navoi Mining and Metallurgical Combine uranium mine. He worked there until its closure in 1994. In March 1995, he joined Zarafshan-Newmont JV as a maintenance mechanic when the plant was preparing to open.*

*Maintenance supervisors immediately recognized the persistence and determination of the 33-year-old worker who operated a quaternary crusher, the first piece of Western equipment he ever operated. In 1995, he was assigned to supervise a shift of maintenance mechanics and a couple years later was named maintenance mechanics foreman.*



*Sergey Kurchkov rose to the ranks of area mechanic supervising 65 employees at the Zarafshan-Newmont Joint Venture.*

*In October 1999, Kruchkov was promoted to area mechanic at the Zarafshan-Newmont JV. Together with two teammates, Kruchkov came up with a way to optimize the quaternary crusher's performance and save the operation $600,000.*

*The suggestion was recognized by Zarafshan-Newmont management as part of its company-wide Gold Medal Performance Program, which offers incentives to employee who suggest ways to improve operations. Kruchkov and his team received a bonus for their suggestion, but more importantly, they were recognized for a job well done.*

### Attracting and Retaining the Best People

Newmont's human resources team is focused on attracting and retaining the best people, and ensuring Newmont's people are positioned in the right jobs. The team is consistently identifying employees who demonstrate Newmont's core competencies. In addition to ongoing employee development and support, Newmont is expanding its Global Internship Program.

The internship program focuses on providing college students global exposure and practical work experience to ensure the development of future mining professionals in mine engineering, extractive metallurgy and geology. Not only does the program enhance Newmont's professional skill base, but also it provides real-work experience for university students.

### Communication

Newmont conducted an employee survey regarding internal communications to measure the effectiveness of various communication channels used Company-wide.

Respondents stated that they would like to see more information on overall corporate performance and developments at each site. Employees also indicated they look to their direct manager for Company messages. As a result, supervisors will be trained in communication skills. We also are providing more Company-wide messages to employees through our intranet and via the internet at www.newmont.com.

### Compliance Line

Newmont maintains a Compliance Line, a confidential way for employees to anonymously report issues that may involve criminal conduct or violations of the Code of Business Ethics and Conduct. The Compliance Line is staffed, by a third party, 24-hours-a-day.

The Compliance Line is part of our commitment to conducting business in accordance with all applicable laws, and is an effective way for employees to report suspected criminal activities or violations of the Code of Business Ethics and Conduct related to: antitrust laws, conflicts of interest, copyright laws, environmental laws and regulations, export/import laws, Foreign Corrupt Practices Act, fraudulent transactions, harassment/discrimination, health and safety laws, improper lobbying and political contributions, software piracy, substance and alcohol abuse, theft, bribes and kickbacks.

**FIRST LANGUAGE SPOKEN**

Indonesian - 49% · Spanish - 15% · English - 33% · Russian - 3%







## SNAPSHOT

### REALIZING A DREAM

*A decade ago, Jerry Manuel dreamed of a career in mining, but the only opportunities were illegal mining ventures, which were then a mainstay activity in the small Indonesian village of Ratatotok where he grew up. Illegal or itinerant miners operate without a license or permission from the government and use mercury amalgamation to recover gold. This process is harmful to both the miners and the environment.*

*He graduated from Mining Vocational School fully expecting that his only chance for employment would be as an itinerant miner. Newmont changed all that in 1994 when it started exploration of the Minahasa mine region and hired him to be a field assistant to geologists. Manuel did everything from carrying equipment and clearing land for mine access to cleaning up the camp. Eventually, he was entrusted with operating the geophysics equipment.*







Jerry Manual

*When gold production at Minahasa began, Newmont trained Manuel to be a grinder in its processing plant. His training later took him into the processing plant's control room, where he learned to operate computers. Within a few years, he worked his way up to control room shift supervisor, overseeing a team of 10 on each shift. Most of his colleagues at Minahasa also are from the Ratatotok village, as 96 percent of Newmont's workforce at Minahasa comes from the local area.*

*As mining operations end in Minahasa, Manuel can't help but be sad to leave the operation that offered him so much opportunity. But he will leave his village armed with new skills and knowledge that he will take to another mine site. He's optimistic about his future. "I have all the capabilities needed to continue my career in the mining industry," Manuel says.*

Newmont is committed to publicly reporting the social impact of its operations on communities where it does business. The Company has expanded its community relations programs to include a more thorough data collection and reporting system to better judge its social performance.

Whether managing agricultural development programs in Peru, economic development in Uzbekistan or the cultural diversity that Indigenous Australians bring to the workplace, the measures for evaluating such initiatives and dozens more around the world are now standardized. All sites have staff representatives responsible for community relations issues.

Key to Newmont's community relations success is its commitment to work with communities to build their capacity and leave them better off once mining has ceased. Newmont was recognized in Australia's Northern Territory, where its Tanami operation is located, with the State Government Ministerial Award for Support for the Northern Territory. The operation's "local spend" initiative pumped $120 million into Northern Territory businesses and encouraged local businesses to become providers to the mine.



**Social Responsibility Policy**

At the heart of Newmont's community relations philosophy is its Social Responsibility Policy, which states that from the day a mine opens until the day it closes, Newmont is committed to adding value to communities, protecting human life, health and the environment and engaging in sustainable development.

Under its Social Responsibility Policy, developed in 2003, Newmont:

- *Requires employees and contractors to be Company ambassadors who work with local stakeholders in resolving conflict, assessing community needs and actively leveraging community development projects.*
- *Regularly communicates with stakeholders using a range of methods, including media and Now & Beyond social performance reports for its operations, as well as a corporate overview.*
- *Provides employees and contractors with tools -- policies, standards and training -- to ensure their conduct on all fronts is consistent with Newmont policies.*
- *Embraces environmental and health and safety practices that minimize adverse impacts on communities and maximize benefits.*
- *Monitors its performance by bringing in external assessors who annually assess each operation's management systems and their performance in managing key risks. Interviews with stakeholders are critical to the audit process. (To see the policy and guidelines in full, go to Newmont's website, www.newmont.com)*





## SNAPSHOT

*Newmont is spearheading a micro-loan program in Indonesia to stimulate small business and create an economically self-reliant community in preparation for life after mining.*

*Early in its Minahasa operations, Newmont recognized the drastic economic impact mine closure would have on local communities and designed a micro-credit system that provides loans to low-income people to fund business ventures that could thrive long after the mine closes.*



*Newmont provided seed capital in $200 to $300 increments to local entrepreneurs, after learning there was little capital in the community to fund such projects and locals had little collateral to back loans from financial institutions. The micro-credit system requires no collateral or guarantees. Lenders maintain close ties with the borrowers and continually appraise their ventures.*



*Target groups are women, fishermen and farmers. Women often are the income earners in developing countries, as demonstrated by a recent Minahasa survey that showed 90 percent of households in the area claim men as their breadwinners, but in reality, more than 50 percent of their household income came from women's economic activities.*

*The women use the loans as capital for their micro-business activities, ranging from fish trading and fish processing to small retail shops and furniture making. The women entrepreneurs also receive training in business management and bookkeeping to develop their businesses.*

*In the first year of the program, the women's repayment rate was 100 percent, considerably higher than their male counterparts, who had a 24 percent repayment rate.*

*Not only did the businesses that grew out of the loan program help support households, but the women even set aside some profit for community development, which prompted Minahasa to invest more in women by providing bigger loans and forming more credit circles.*

**Responsible Mine Startup and Closure**

Whether Newmont is starting operations on a new continent such as Africa, or closing down an operation in South America or Indonesia, it maintains a high awareness of social impact issues.

At Newmont's Ahafo project site in Ghana, a livelihood survey is underway that engages Newmont Ghana and nearby communities in developing a shared vision for economic and social development. Detailed data will form the basis for a Social Action and Sustainable Development Plan developed in collaboration with community stakeholders.

At the other end of the spectrum, in 2003 Newmont revised its Operational Closure Template to better manage closure issues such as employee layoffs and the transfer of social development programs to other local agencies, and implemented a standard requiring Social Impact Assessments for all operations.

Implementation of a closure plan is already underway at the Kori Kollo mine in Bolivia, where Newmont determined the economic impact of closure on the community will be significant, as the mine has been the area's main employer and contributed $240 million to the local economy since 1988.

Kori Kollo management is working to ensure that the community and its stakeholders participate in the closure decision-making process. An elected Sustainability Committee will oversee a plan during and after mine closure, and the Company is looking to sign an agreement with the World Bank's International Finance Corporation to audit its closure plan and validate the process as being one of "best practices" -- the first such agreement in the mining industry. Kori Kollo developed a Community Development Plan that includes working with local communities to restore land for agricultural use.

A similar closure program is underway at the Minahasa mine in Indonesia, the single largest direct and indirect employer in the area. To mitigate the economic impact on the nearby villages of Ratatotok and Buyat, where Minahasa employees and contractors account for as much as a quarter of all households, Newmont announced, well in advance of closure, its closure schedule and offered vocational training, job-search assistance, and career counseling to lessen the impact of closure on local families.

**FIVE STAR MANAGEMENT STANDARDS SCORES EQUAL OR OVER 3 STARS**


EXTERNAL RELATIONS —
NO. OF STANDARDS >= 3 STARS (TOTAL OF 19)
18
16
14
12
10
8
6
4
2
0
WAIHI
BATU HIJAU
TANAMI-GRANITES
PAJINGO
GOLDEN GROVE
KCGM
JUNDEE
BRONZEWING
YANACOCHA
CARLIN
CORPORATE OFFICE
GOLDEN GIANT
HOLLOWAY
ZARAFSHAN









**Measuring 2003 Community Relations Performance**

In 2003, Newmont established global management standards to determine the effectiveness of its community relations programs. Key community relations issues identified in the Five Star Assessment included:

- *The community relations function and development of an overall management system for that function varies widely from site to site.*
- *No site has a fully implemented, effective management system for community relations.*
- *The majority of sites lack internal audit procedures for community relations.*
- *The majority of sites need to improve on follow-up to community relations issues.*
- *Overall, security force management needs improvement at all sites.*
- *Processes and procedures for managing human rights need improvement at most sites.*
- *Government relations, staff and contractor behaviors are well managed at most sites.*

**NEWMONT FIVE STAR RESULTS 2003**



EXTERNAL RELATIONS PERFORMANCE STANDARDS — MAX MIN
SCORES (NO. OF STARS)
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
Social Impact Assessment
Human Rights
Local Community Investment
Indigenous Employment & Business Support
Local Employment & Business Support
Mgt. of Heritage Sites
External Permitting and Permissions
Government Relations
Media Relations
Staff & Contractor Behavior
Security Forces

### Human Rights

Newmont subscribes to the Universal Declaration of Human Rights and associated conventions and standards. Of particular importance to Newmont are:

- *Compliance with child labor laws, including monitoring the workforce to ensure all employees are above minimum age in their jurisdictions.*
- *Recognition of employees' rights to freely choose to join labor unions.*
- *Cultural rights of Indigenous people.*

Newmont's global standard on human rights awareness requires each Newmont operation to identify potential human rights issues and impacts; provide human rights training and awareness to employees and contractors; and develop a method for reporting and investigating human rights abuse allegations.

### Human Rights and Security

The Voluntary Principles on Security and Human Rights seek to ensure companies cause no harm to local communities and carefully consider the direct and indirect effects of their operations on the safety and rights of local people.



Newmont believes the most effective approach to securing its operations and employees is to have good relationships with its host communities and government – this belief forms the basis of Newmont's approach to managing security. Newmont's security management oversees safety and security for all of our operations within a framework that ensures respect for human rights and fundamental freedoms under the Voluntary Principles.

### Stakeholder Engagement

Community involvement means working with communities to create acceptable processes for managing conflicts and making decisions. Often, the various parties living around a mining operation have different views on the way a mining company should operate. Newmont aims to engage its local communities to ensure interactions are relevant, and that conflicts are resolved quickly to the mutual benefit of both parties.

In 2003 Newmont developed a stakeholder engagement training program which will be implemented at all sites in 2004. It supports Newmont's stakeholder engagement and communications standard and is designed to meet the needs of all Newmont employees who work with stakeholders.



## SNAPSHOT

*In Cajamarca, Peru, the ancient art of goldsmithing meets modern times in a thriving jewelry business that provides employment opportunities for women.*

*Some members of the local community were critical of Minera Yanacocha for exporting Peruvian gold overseas, without using it in a way that more directly benefited the local population. In response to this, Minera Yanacocha persuaded two Peruvian jewelry manufacturers to come to Cajamarca and using gold from the mine, set up a jewelry business.*



*Cajamarca was established as a jewelry center where the two companies, Charpas and Deoro, formed workshops to help women – especially in low-income families – develop gold weaving skills. Charpas has trained more than 1,000 women who work at home while caring for their children. Deoro has trained more than 300 women in braid-chain weaving and opened a workshop specializing in 14- and 10-karat gold-chain welding.*



*The jewelry enterprise was developed after the Peruvian Congress recognized that laws and heavy taxes prevented the sale of gold in Peru and inhibited jewelry production that could provide jobs to local citizens. However, a change in tax provisions, supported by Minera Yanaocochа, paved the way for the Cajamarca project, which has boosted the development of fine jewelry as a craft.*

*Peru's jewelry now accounts for about 5 percent of the U.S. gold-chain market and is expected to grow another 7 percent, which would translate to a 40-percent growth rate in Peru's jewelry-making industry.*

*Peru estimates that the added value of the gold export jewelry industry could reach $20 million to $25 million annually. By using local labor, not only will the Cajamarca economy grow, but the program is expected to create a better understanding of mining's economic potential.*

### Leadership in Environmental Stewardship

Newmont's commitment to environmental and social responsibility is rooted in the day-to-day performance at each site. Newmont has set high standards and expectations for environmental performance throughout the world.

At Newmont, responsible environmental stewardship means responsibly managing emissions to water and air, and integrating mine closure and land reclamation into the mine life cycle. Newmont integrates environmental considerations into the mine life cycle from the beginning of exploration to the post-mining return of the land to other beneficial uses.

Responsible environmental stewardship demands continual improvement. During 2003, a comprehensive vision for environmental performance was rolled out across the Company. This included a global set of environmental standards, plans for continuous improvement and measurement of results.

### Newmont's Environmental Policies

Newmont's values demand leadership in environmental stewardship, which is reflected in the following Company policies:

- *Newmont will, at all times, operate its facilities in compliance with applicable laws, regulations, and other legal requirements.*
- *Newmont will adhere to standards that protect both human health and the environment.*
- *Newmont will integrate closure and reclamation planning throughout the mine life cycle, from exploration to the return of the land to other, post-mining uses.*

Newmont applies these policies to all of its operations and all its contractors.

### The Five Star Assessment

With Newmont's broad global reach, a consistent and systematic approach to environmental management is paramount to leadership in stewardship of the environment. That systematic approach is embodied in the Five Star Assessment implemented for the first time at all Newmont sites in 2003. Independent, third-party assessors, who are trained in both ISO 14001 and the Five Star Integrated Management System protocols, conduct the annual assessments.

**FIVE STAR MANAGEMENT STANDARDS SCORES EQUAL OR OVER 3 STARS**


ENVIRONMENTAL —
NO. OF STANDARDS >= 3 STARS (TOTAL OF 20)
20
18
16
14
12
10
8
6
4
2
0
PAJINGO
WAIHI
GOLDEN GROVE
JUNDEE
BATU HIJAU
OVACIK
KCGM
TANAMI-GRANITES
TANAMI-GROUNDRUSH
TWIN CREEKS
LONE TREE
CARLIN
MIDAS
YANACOCHA
GOLDEN GIANT
HOLLOWAY
CORPORATE OFFICE
ZARAFSHAN





#### Environmental Incidents

An important aspect of the Five Star Integrated Management System is the reporting of environmental incidents or releases. Newmont's employees understand that recognizing and mitigating situations that could cause an environmental impact before that impact occurs results in stronger performance at their sites. Newmont's incident reporting system is designed to raise awareness of situations or conditions that could result in unacceptable environmental impacts.





**NEWMONT FIVE STAR RESULTS 2003**


ENVIRONMENTAL PERFORMANCE STANDARDS -- MAX MIN
SCORES (NO. OF STARS)
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
Hydrocarbon Management
Chemical Management
Cyanide Management
Mercury Management
Acid Rock Drainage Mgmt
Water Management
Air Quality Management
Biodiversity Management
Environmental Noise & Vibration
Concurrent Reclamation
Closure & Rec Planning
Energy Management
Visual Impact
Heap Leach Facility Mgmt
Near Mine Exploration

"Incidents" represent events or releases that have occurred where there has been an unplanned loss of control and are categorized as Level 1 through 5, based on their level of impact. They are defined as follows:

LEVEL 1 — *An insignificant incident, with no or very low environmental impact.*

LEVEL 2 — *A minor incident with low environmental impact.*

LEVEL 3 — *An incident of moderate significance, mitigated by on-site staff and confined to the operation's property boundaries.*

LEVEL 4 — *A major incident involving significant environmental impact with impacts extending beyond the property boundaries.*

LEVEL 5 — *This type of incident involves a severe environmental impact on a regional scale, requiring extensive cleanup or mitigation and possibly local species destruction and long recovery periods.*

For 2003, Newmont recorded a total of 2,228 environmental-related incidents. Of those, 2,206 were Level 1 and Level 2 incidents. The Company recorded 22 Level 3 incidents, mostly involving on-site oil or diesel spills, and two land disturbance issues. There were no Level 4 or 5 incidents reported in 2003.

Tracking the number of incidents that have an insignificant or low impact (Levels 1 or 2) helps to understand and raise awareness of the potential for more significant incidents (Levels 3 to 5). By acting to reduce the number of "insignificant" and "minor" incidents, the likelihood of more significant incidents also is reduced.

In addition to tracking incidents, Newmont uses the same scale to track compliance issues. A compliance issue is defined as any breach of regulatory requirements, licenses or permits.

In 2003, Newmont's operations also reported 1 Level 4 and 31 Level 3 compliance issues. The Level 4 issue occurred at The Granites mine at the Australian Tanami operation. A fine of $195,680 was assessed for the accidental removal of culturally significant trees adjacent to The Granites airstrip.

During 2003, Newmont began implementing this reporting system at all operations. Newmont's target for 2004 is to achieve 100 percent reporting of all incidents.

Since 2000, Minera Yanacocha has worked diligently to address a mercury spill by a transport contractor. The spill occurred near the town of Choropampa, located 53 miles southwest of the mine. While Minera Yanacocha continues to listen to and respond to community concerns stemming from the spill, the Company resolved all environmental issues as demonstrated by extensive monitoring and analysis.

**TOTAL RELEASES: 2,228**


0
0
22
354
1,852

**2003 LAND DISTURBANCE & RECLAMATION**

IN THOUSANDS OF ACRES


2.5
2.0
1.5
1.0
0.5
0





## SNAPSHOT

### Responsible Tailings Disposal

*In 2003, an Independent Team for Monitoring of Batu Hijau Environmental Impacts, established by the Nusa Tenggara Province Government in Indonesia, conducted a comprehensive study of Batu Hijau's tailings management to answer public questions about the impact of tailings on seawater and marine life.*

*The Batu Hijau mine in Indonesia disposes of its tailings – the finely-crushed rock that remains after copper and gold have been extracted from the ore – using a system called "sub-sea tailing placement." Tailings are transported in a pipeline two miles (3.2 kilometers) offshore at a depth of more than 980 feet (300 meters). From that offshore pipeline, tailings then flow down a steep offshore canyon to a depth of 9,840 to 13,100 feet (3,000 to 4,000 meters) below the ocean's surface.*

*After the almost year-long study, the Independent Team reported in December 2003 that there was no evidence of heavy metal pollution in the seawater off the southern coast of Sumbawa. The Independent Team, consisting of experts from the University of Mataram and members of two local non-governmental organizations, Yayasan Dearkasi and Yayasan Pengkajian & Pengembangan Sumber Daya Alam & Lingkungan, produced the report, reviewed the extensive data base and collected their own samples. Independent laboratories analyzed the samples to identify seawater qualities and tailings chemical characteristics.*

*Batu Hijau's extensive monitoring program analyzes tailing chemistry, ocean water and sediment chemistry at deposit areas to detect any metal concentrations above acceptable levels established by the Indonesian Sea Garden Conservation for Marine Biota. Reducing tailing impoundments on land, while minimally affecting the forest and habitat, are key benefits of ocean disposal. The island's rainy climate and high seismic activity also make sub-sea tailings a good alternative to land disposal.*

*Batu Hijau is committed to ongoing monitoring and research of its sub-sea tailings program.*





In 2003, five mortalities were reported among endangered species or listed species. At Kori Kollo, Bolivia, two flamingoes and a vicuña were found dead, and at the Tanami site in Australia, two bilbies were killed. At Kori Kollo, bird flappers are being installed to prevent birds from coming in contact with electrical wire. At Tanami, employee training and awareness related to wildlife preservation is being conducted, speed limits are being strictly monitored and signage is being installed to prevent animal deaths.

### Closure and Reclamation

One of the key aspects of mining is the ability to return disturbed lands to post-mining beneficial use, such as agriculture, range land and wildlife habitat. Closure and reclamation of Newmont's mining facilities are viewed as two of its primary opportunities to create a positive legacy for both the environment and our communities.

By the end of 2003, Newmont had reclaimed almost 14,000 acres of disturbed land or approximately 25 percent of the total lands disturbed at all of its operations. During 2003 alone, over 1,900 acres of land were reclaimed with only 2,000 acres of new disturbance.

During the feasibility stage of any new mining project, planning for final closure and reclamation is initiated. The reclamation planning continues with the development of the mine and is an important part of mine engineering's role at our operating sites. Newmont progressively or "concurrently" reclaims disturbed land while the mine operates. For example, at the Batu Hijau mine in Indonesia, a minimum 80 percent of the disturbed land will be reclaimed by the end of the mine operations.



During 2003, the closure and reclamation costs associated with the Company's mines became subject to increased disclosure requirements. Based on Newmont's model of integrating closure and reclamation into the mine life cycle analysis, the Company was well positioned to meet this increased obligation. All of the projected costs for closure and reclamation programs were reviewed by independent, third-party auditors for methodology and completeness, with no material issues identified.

### Cyanide

The efficient extraction of gold requires the use of weak solutions of cyanide. While the use of cyanide draws much attention, it is a chemical that can be managed responsibly without harming people or the environment. During 2003, Newmont's global operations used 22,600 tons of cyanide without any environmental incidents.

Newmont is also committed to leading the mining industry to set and adhere to worldwide standards for the safe handling of cyanide. To this end, Newmont is a strong supporter of the United Nations Environmental Programme's initiative to create a global code of conduct for the production, transportation, handling and use of cyanide in gold mining. While this International Cyanide Code is not yet finalized, Newmont voluntarily adopted the Code's Principles and Standards of Practice. Newmont began auditing its facilities, using independent auditors, against the technical aspects of the International Cyanide Code in 2002. The Code's Principles and Standards of Practice represent the current state-of-the-art highest standards. Newmont conducts its operations consistent with these standards.

Newmont and other industry members recognize there is a need to show leadership and verifiable results – ensuring every effort is made to achieve the safe use of cyanide. Newmont is committed to the highest standard of safety in handling cyanide, to ensure utmost safety and to bring a higher level of confidence to communities.





## SNAPSHOT

### Fishing for a Solution





*As part of Newmont's mitigation plan for the South Operations Area at its Carlin, Nevada operation, the Company undertook an extensive plan to improve the habitat along the river banks of Maggie Creek Basin. More than a century of livestock grazing had left areas along the stream in poor condition. Tributary streams, such as Coyote Creek, Simon Creek and Jack Creek, fed sediment-laden water into Maggie Creek as banks eroded.*

*Newmont went to work to improve conditions, particularly for the native Lahontan cutthroat trout, an endangered species that is especially vulnerable to degraded riparian habitats. Working collaboratively with the Bureau of Land Management (BLM) and local ranchers, Newmont environmental staff developed a restoration plan for the streams and habitats of the Maggie Creek watershed. Among other things, zones were designated for "grazing", with cattle rotated over a wide area to minimize grazing impacts on Maggie Creek.*

*Over the past several years, surveys by Nevada BLM and Newmont attest to the success of the program, with Lahontan cutthroat trout thriving in these streams as indicated by the remarkable increase in the number and size diversity of the population.*

**2003 ENERGY CONSUMPTION SOURCES (12,863,110 GIGAJOULES)**

- Grid Electricity - 56.5% (other sources)
- Diesel - 20%
- Coal - 11.6%
- Grid Electricity - 9.8% (hydroelectric)
- Natural Gas - 1.6%
- LPG - 0.5%



# ECONOMIC CONTRIBUTION

#### COMMUNITY CONTRIBUTIONS

Most Newmont operations have community support programs including donations, in-kind assistance and community development programs and educational support. Newmont's direct contribution through these programs totaled $22.8 million worldwide in 2003, with another $10.8 million in in-kind contributions.

#### WEALTH DISTRIBUTION

During 2003, Newmont operations paid $369.5 million in taxes and royalties.

Newmont is a leader in supporting the international Extractive Industries Transparency Initiative (EITI), which proposes that companies publish what they pay and governments publish what they receive. The initiative aims to combat corruption and bribery.

#### EDUCATIONAL SUPPORT AND TECHNICAL PROGRAMS

Newmont supports university programs focusing on the advancement of mineral technology. In 2003, Newmont committed $40,000 to educational programs at the University of Utah and Colorado School of Mines. Newmont's Nevada operations pledged $2.5 million over five years in 2003 to the Mackay School of Mines at the University of Nevada, Reno, to fund faculty positions and provide support for an endowed professorship or chair in minerals engineering. The pledge also will support research, provide scholarships and assist K-12 science education through the Mackay School Fund for Excellence.

**COMMUNITY INVESTMENT**
EXPENDITURE BY REGION



S. AMERICA - 60.7%
INDONESIA - 21%
AUST./N. ZEALAND - 5%
CENTRAL ASIA - 3%
N. AMERICA - 2%
W. AFRICA - .3%


**COMMUNITY INVESTMENT**
DOLLARS & INKIND



DOLLAR INVESTMENT - 66%
IN-KIND INVESTMENT - 34%


**ROYALTIES & TAXES**



S. AMERICA - 45%
AUST./N. ZEALAND - 32%
INDONESIA - 13%
N. AMERICA - 6%
CENTRAL ASIA - 4%









In Australia, Newmont committed $250,000 to AMIRA International, an industry association that manages collaborative research in the global minerals industry. By taking a partnership approach to research and development, which is managed by AMIRA, members enhance their competitive position through access to advanced technology.

**GOODS & SERVICES**

- Aust./N. Zealand - 43%
- S. America - 35%
- Indonesia - 17%
- Central Asia - 3%
- N. America - 2%



**PAYROLL**

- N. America - 56%
- Aust./N. Zealand - 22%
- Indonesia - 12%
- S. America - 6%
- Central Asia - 4%



# DATA SHEETS - MARCH 2004

| | 2002 | 2003 |
|---|---|---|
| ENVIRONMENTAL | | |
| Reagents | | |
| Cyanide consumption (as CN) (Thousand Tons) | | 22.6 |
| Water | | |
| Total water consumed (Million Gallons) | | 28,199.4 |
| **Energy consumption** | | |
| Grid electricity (Hydroelectric) (GJ) | | 1,261,951 |
| Grid electricity (Other sources) (GJ) | | 7,269,364 |
| Diesel (GJ) | | 2,572,867 |
| Coal (GJ) | | 1,490,559 |
| LPG (GJ) | | 58,241 |
| Natural Gas (GJ) | | 210,128 |
| **Greenhouse gas emissions** | | |
| Greenhouse gas emissions (Millions Ton CO2 Equivalent) | | 4.3 |
| Emissions to air | | |
| NOx emissions (Thousand Tons) | | 7.5 |
| Sox emissions (Thousand Tons) | | 188.5 |
| CO emissions (Thousand Tons) | | 1.9 |
| **Impacts on wildlife** | | |
| Total number of wildlife mortalities (Number) | | 356 |
| Wildlife mortalities (endangered/listed species only) (Number) | | 5 |
| Closure & Reclamation | | |
| Land disturbance (Thousand Acres) | | 2.03 |
| Land reclamation activities* (Thousand Acres) | | 1.91 |

**Includes all reclamation areas, including reclamation that meets criteria and relinquished reclamation.*

| | 2002 | 2003 |
|---|---|---|
| ENVIRONMENTAL | | |
| **Incidents** (releases)** | | |
| *Total number of releases (Number)* | | 2,228 |
| Level 1 (Number) | | 1,852 |
| Level 2 (Number) | | 354 |
| Level 3 (Number) | | 22 |
| Level 4 (Number) | | 0 |
| Level 5 (Number) | | 0 |
| Compliance issues** | | |
| Level 1 (Number) | | 947 |
| Level 2 (Number) | | 92 |
| Level 3 (Number) | | 31 |
| Level 4 (Number) | | 1 |
| Level 5 (Number) | | 0 |
| Fines (Number) | | 10 |
| Amount of fines (Thousand US $) | | 219.84 |
| Environmental Expenditures | | |
| Environmental expenditures 2003 (capital & operational) (Million US $) | | 61.5 |
| Environmental budget 2004 (capital & operational) (Million US $) | | 78.7 |
| **Activity Levels** | | |
| **Material Movement** | | |
| Total rock movement (Million Tons) | | 783.5 |

** *Level 5 is the most extreme*



| | 2002 | 2003 |
|---|---|---|
| **ECONOMIC** | | |
| *For further financial performances details, see Newmont's Annual Report 2003 - www.newmont.com* | | |
| Revenues*** | | |
| (Million US$) | 2657.9 | 3214.1 |
| Net Cash Provided by Operations*** | | |
| (Million US$) | 670.3 | 588.8 |
| Metals Sold*** | | |
| Gold (Thousand Ounces) | 7631.7 | 7,383.6 |
| Silver (Thousand Ounces) | | 9,885.0 |
| Copper (Million Tons) | 407.0 | 417.7 |
| Zinc (Million Tons) | 111.2 | 104.7 |
| Mercury (Tons) | | 85.8 |
| Total Cash Cost*** | | |
| ($/Ounce) | 189 | 203 |
| Total Production Cost*** | | |
| ($/Ounce) | 266 | 250 |
| Royalties (Govt) (Million US $) | | 61.0 |
| Taxes (Million US $) | | 308.5 |
| Goods & Services | | |
| (Million US $) | | 2544.8 |
| Wages/Salaries & Benefits | | |
| (Million US $) | | 751.6 |
| Political Contributions - US Only (US $) | | 51,000 |
| Community Relations | | |
| *Total Community Investments (Million US $)* | | 33.6 |
| In-Kind (Million US $) | | 10.8 |
| Monetary (Million US $) | | 22.8 |

*** *Data audited*

| | 2002 | 2003 |
|---|---|---|
| **EMPLOYEE WELL-BEING** | | |
| *Total Workforce* | | 25,215 |
| Employees | | 13,056 |
| Contractors | | 12,159 |
| *Gender* | | |
| Male (%) | | 89% |
| Female (%) | | 11% |
| Women in Management Positions (%) | | 2% |
| *Employee Turnover* | | |
| North America | | 3.00% |
| South America | | 0.32% |
| Australia/New Zealand | | 8.60% |
| Indonesia | | 2.50% |
| Central Asia | | 3.00% |
| *Training and Development* | | |
| Total (Million US $) | | 7.9 |
| Total (hours) | | 917,087 |
| *Employees Greater than* | | |
| *12 months of service (%)* | | 43% |
| Security Forces (by site) | | |
| Govt | | 2 |
| Contracted | | 8 |
| Company | | 5 |

| | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 |
|---|---|---|---|---|---|---|
| **HEALTH AND SAFETY** | | | | | | |
| Site Lost Time Injury Frequency Rate | 0.27 | 0.15 | 0.66 | 0.57 | 1.32 | 0.97 |
| Site Total Reportable Injury Frequency Rate | 2.20 | 1.51 | 1.75 | 1.39 | 2.46 | 2.07 |
| Total Fatalities | 8 | 0 | 3 | 7 | 2 | 2 |
| Exposure Hours | 47,820,856 | 57,998,525 | 50,619,944 | 48,653,565 | 60,115,010 | 68,318,288 |

# Assurance 2003 Report

### Scope and Criteria of the Assurance

Newmont Mining Corporation commissioned World Monitors Inc. (WMI) to provide an assurance statement with respect to its *Now & Beyond* sustainability report for 2003. The 2003 report is the first full sustainability report undertaken by Newmont on all of its global operations.

The assurance was undertaken pursuant to the AA1000 Assurance Standard, which is currently the only internationally recognized standard to assess the credibility and quality of sustainability reporting. The AA1000 Assurance Standard requires us to evaluate the report in terms of materiality, completeness and responsiveness. At Newmont's request, we also examined the report to determine whether it conforms to the Global Reporting Initiative (GRI) Guidelines and the Principles of the International Council on Mining and Metals (ICMM).

The assurance process was conducted to provide a reasonable rather than an absolute assurance of the corporate social responsibility information in Newmont's *Now & Beyond* report for 2003. The scope of our assurance does not include verification of the information or data contained in the report, including any financial performance information.

### Methodology

As a first step in the assurance process, WMI solicited the views of several of Newmont's external stakeholders on the types of issues and information they wished to see addressed in the *Now & Beyond* report. WMI then assembled a four-person assurance team at Newmont's headquarters in Denver to conduct interviews and review documents to assess Newmont's reporting and management process for materiality, completeness and responsiveness as articulated in the AA1000 Assurance Standard. As a condition of WMI's engagement, Newmont provided access to all information, documents and personnel necessary to complete the assurance process. WMI conducted extensive interviews with senior management responsible for the reporting process, data collection, stakeholder relationships and the operational units responsible for Newmont's social and environmental performance. Selected samples of data contained in the *Now & Beyond* report were checked for consistency against Newmont's reporting systems and process.

### Conclusions and Findings

Based upon our review, it is WMI's opinion that the reporting and management process that produced Newmont's *Now & Beyond* report for 2003 evidences a genuine commitment to achieve a comprehensive social and environmental report of the company's global operations. While there is substantial room for improvement, Newmont's first full sustainability report is a significant step toward this goal. Our specific findings follow.

### Materiality

In our opinion, Newmont's *Now & Beyond* report for 2003 is a fair and balanced presentation of material elements of the Company's social and environmental performance and provides a reasonable basis for stakeholders to make informed judgments about the subjects it addresses.

Newmont's board and senior management are directly involved in identifying material issues to be addressed in the reporting process. Stakeholder views and opinions also play an important role in identifying issues relevant to the reporting process.

The components of the reporting process evidence a commitment to materiality, as demonstrated by the thoroughness of the data acquisition workbooks, and the Five Star assessment process, which incorporates frank stakeholder comments. Stakeholder engagement is a key factor in the Five Star assessment process.

Some managers we interviewed questioned whether Newmont's financial stakeholders were interested in issues of sustainability. Others saw a need for internal training on the importance of these issues. Materiality remains a developing area for Newmont's sustainability reporting process.

### Completeness

At the corporate level, Newmont assigns a high priority to assessing and understanding its sustainability performance and the impact of its operations. The Company has assembled a management team to communicate and explain its sustainability policies to mining sites and to oversee the performance reporting system.

Because of the burden of the reporting process, time limitations and competing job responsibilities, missed or misunderstood communications added unnecessary complications to the reporting process. We saw a need for improved internal communication, coordination, and understanding of the nature and importance of the



sustainability reporting requirements. There was also an apparent need for additional staff resources for the reporting process.

Although Newmont's reporting process is designed to promote completeness, there are other indications that the system is not yet fully coordinated and that all the participants do not fully appreciate what is required of them. For example, the process of collecting timely and responsive information from the Company's global sites needs improvement. The reporting team is aware of this problem and is working to solve it with innovations such as a *Now & Beyond* reporting template and a web-based system for information collection.

Finally, we believe some personnel need to be better educated on the terminology of the Five Star system to better understand what is expected of them and the company. We recommend that Newmont take steps to address this issue, such as standardizing terminology in the management system.

#### Responsiveness

In our view, the 2003 *Now & Beyond* report evidences a sincere commitment to communicating the Company's social and environmental policies and performance in a timely and accessible manner.

Major components of the Five Star assessment process are confidential interviews of employees at site operations and stakeholders in affected communities. Reports of these interviews (with names deleted) are sent to Newmont's corporate headquarters, where they are read by senior managers involved in the sustainability reporting process, and summaries are published in the *Now & Beyond* report.

Newmont's performance could be improved in at least two respects. The sustainability reporting process does not examine responses to prior performance ratings, and some response process should be incorporated into the program. The Company plans to revise the Five Star program to give the operating sites a better understanding of how continuous improvement is vital to aligning their operations with corporate sustainability goals. In addition, as noted earlier, the Company should allocate greater resources to implementing its sustainability related policies and commitments, particularly by providing relevant training to managers and employees at operating sites.

#### Respsonsibilities of the Assurance Team

World Monitors Inc. is a consulting firm that is independent from Newmont Mining Corporation. WMI provides consulting and information services to Newmont but had no involvement in the design, development, or implementation of Newmont's sustainability reporting and monitoring and systems, nor did it participate in compiling the sustainability report that is the subject of this assurance. The management and directors of WMI take sole responsibility for the preparation of this report. WMI's assurance team consisted of Scott Greathead, Todd Heller, Juliette Bennett and Melisa Moehlman. For more information on WMI and the competencies of the assurance team, go to www.worldmonitors.com.

World Monitors Inc.
New York, NY
April 6, 2004

R. Scott Greathead
*CEO, World Monitors Inc.*

#### International Council on Mining & Metals Principles

As a member of the International Council on Mining and Metals, Newmont has made a commitment to abide by ICMM's 10 primary principles in its global operations. Newmont has also embraced these principles in its sustainability reporting. In the 2003 *Now & Beyond* report, Newmont addressed the issues articulated in the ICMM principles.

#### Global Reporting Initiative Guidelines

While Newmont's 2003 *Now & Beyond* Report was not prepared "in accordance with" the Global Reporting Initiative (GRI) Guidelines, as that term is used in the guidelines, it covers most of the specified criteria in the GRI Content Index. The 2003 report addresses over 75% of GRI criteria, a reasonably significant achievement for the company's first full-scale sustainability reporting effort. Some indicators not covered in the 2003 *Now & Beyond* report, such as the nature of Newmont's operational and governance structure and specific economic content, can be found in Newmont's Annual Report. Other missing indicators include certain details of environmental information under the category "Additional Environmental Performance Indicators," and employees represented by trade union organizations . We recommend including these indicators in Newmont's 2004 *Now & Beyond* report.

# 2004

While we are proud of what Newmont employees around the world have accomplished, we want to push on to greater improvements, for employees and for the communities they work in. Here are a few of our aims:

**Health and Safety:**

- *Continue conducting the five-day Risk and Opportunity Management workshops to provide Newmont's health and safety leaders with what is normally a semester-long course in a compressed, intensive format.*
- *Collaborate with the National Institute for Occupational Safety and Health (NIOSH) to begin a baseline study of all Newmont operations to determine key occupational health and hygiene risks. The Newmont Occupational Health and Hygiene Program will guide staff at each of our operating sites in monitoring and preventing occupational illnesses, and will ensure compliance with applicable legislation.*
- *Collaborate with select universities around the globe to further develop Newmont's health and safety programs and promote the importance of safety within their curriculum in 2004.*

**[illegible]:**

- *Develop a successful human resources start-up plan in Ghana. This entails the development of a comprehensive plan to develop and train a significant number of local residents for employment in the Ahafo and Akyem operations.*
- *With respect to sites entering closure and reclamation, develop an improved program for identifying employees who are candidates for relocation to other Newmont operations.*
- *Implement a Success Management Process that standardizes the skills and competency levels of critical positions in the company. The program would allow global movement of talent and ensure staff competency no matter where employees are assigned.*

- *Develop a management system for corporate headquarters in Denver, Colorado that coordinates community relations initiatives at all Newmont sites.*
- *Initiate a stakeholder-engagement training course at all Newmont sites that helps local managers build better community relations.*
- *Develop a training program concentrating on human rights issues worldwide.*

**Environment:**

- *Implement an effective environmental reporting system from all regions of the Company with a goal of 100% environmental incident reporting.*
- *Revise the Five Star Environmental Standards to more accurately address Newmont's global risk areas.*

***Newmont Mining Corporation***

**Corporate Headquarters**
1700 Lincoln Street
Denver, Colorado 80203
United States of America
Telephone: + 1.303.863.7414
Facsimile: + 1.303.837.5637

**Website**
**www.newmont.com**

C

NEWMONT

The Gold Company

For more information, hard copies or electronic versions, contact:

Batu Hijau Mine Site
West Sumbawa District
West Nusa Tenggara Province

**Newmont Mining Corporation**

Website



NEWMONT

The Gold Company

## NEWMONT INDONESIA

# BATU HIJAU

*Located on the island of Sumbawa in the ... portion of the Indonesian archipelago, Batu Hijau is ... kilometers (950 miles) east of Jakarta. PT NNT ... venture with Nusa Tenggara Mining Corporation of Japan, majority owned by Sumitomo Corporation, and an Indonesian firm, PT Pukuafu Indah. Newmont is the operator and presently holds a 52.875 percent ... interest. In 2003, Batu Hijau produced ... pounds of copper and 599,000 ...*

## TABLE OF CONTENTS


01 SUSTAINABILITY & REPORTING
02 MANAGEMENT COMMITMENT
03 ACHIEVEMENTS & CHALLENGES
04 PERFORMANCE: SAFETY
06 PERFORMANCE: EMPLOYEE WELL-BEING
08 PERFORMANCE: COMMUNITY
12 PERFORMANCE: ENVIRONMENT
16 PERFORMANCE: ECONOMIC


## ABOUT THIS REPORT

Newmont publishes *Now & Beyond* reports for each of its operations. The reports complement a corporate report and the Company's annual report to shareholders, both of which are available on the Company's web site, www.newmont.com. This report includes information about the Batu Hijau operation owned by PT Newmont Nusa Tenggara (PT NNT). Information relates to the 2003 calendar year and figures are quoted in U.S. dollars.

The reports are available in hard copy from Batu Hijau's office in West Nusa Tenggara Province, Indonesia, or Newmont's corporate headquarters in Denver, Colo. (see contact information on the back cover) or electronically on the web site: click on "Our Social Responsibility." An electronic feedback form is available for reader comments: click on "About Newmont" and "Contact Us."

# 2003 SUSTAINABILITY & REPORTING

Our long-term success is aligned with creating value for our shareholders, employees, and the communities in which we operate, and by managing our broader social responsibilities. *Now & Beyond* focuses on five key areas that are critical to the company's social responsibility

- *Health and safety of our employees*
- *Fair and equitable treatment of our employees—their working conditions, human rights, professional development and remuneration*
- *Our record on local employment, training, health, education and infrastructure.*
- *Our environmental performance.*
- *Economic benefits to the communities where we operate, with a focus on building long-term value.*

To this end, Newmont developed its own comprehensive internal Five Star Assessment system, a management system to drive social, environmental, and health and safety performance at each of its sites

Independent external assessors review each site's management system performance for the Five Star Assessment annually. The assessors use a series of defined levels (or stars) to indicate ranking against the management system criteria. Newmont requires its sites to strive for the five star level representative of a documented management system that drives continuous improvement and is part of the site's culture. The Five Star Management System is intended to create consistent institutional discipline, with the idea that improved systems result in improved performance.

The criteria by which Newmont's operations are evaluated through the Five Star Assessment are aligned with the International Organization for Standardization (ISO) for Environment (ISO14001) and Health and Safety (ISO9000). For external relations, Newmont uses the Institute of Social and Ethical Accountability's AA1000 accountability standard, designed to improve accountability and performance through stakeholder engagement, reporting and auditing.

For the majority of Newmont's operations, 2003 was the baseline year representing the beginning of implementation of the Five Star system. As each site more fully develops its Five Star Management System, it will serve as a measurement tool against which stakeholders can judge the operations performance. For 2003 we highlight our performance—both our accomplishments and challenges—recognizing that as the Five Star system is more fully implemented it will directly impact our performance and provide for sustained improvement.

## NEWMONT'S FIVE STAR ASSESSMENT CRITERIA

| MANAGEMENT STANDARDS | PERFORMANCE STANDARDS |
|---|---|
| No system or process developed | Significant improvement required |
| Informal or incomplete system | Require improvement |
| Formal system developed and implemented | Performance meets standards |
| Review and continuous improvement | Hazard/risk being managed |
| Industry best practice demonstrated | Industry best practice |

# Management Commitment

At Batu Hijau, commitment to safe operations, responsible environmental stewardship and social responsibility are not catch phrases but are part of our core business. They are deeply held values that guide the decisions we make and the way we conduct our operations. Our philosophy is built on the concept that safety, environment and community come before production.

In spite of our successes, we know there remain many issues in the community, including continued misunderstandings regarding environmental impacts, and further efficiencies to be made in operations and safety. We will continue to work openly, with integrity and trust, to further improve as we strive to address the needs of all of our stakeholders.

Batu Hijau had its first annual assessment by independent auditors on its environmental systems, employee health and safety, and relations with external stakeholders in 2003. Our site achieved positive ratings. While this Five Star Assessment confirmed that Batu Hijau is among the industry leaders in performance, it also revealed many areas where we can strengthen our management systems. We have an integrated program underway to improve those areas.

In the environmental arena, our site has achieved considerable progress over the last few years in improving the environmental management system. Batu Hijau continued to practice responsible environmental stewardship in managing environmental risks and impacts, including tailings disposal, mine water and land disturbance. Further planning and progress will be needed in managing solid waste at the operation's landfill and implementing site-wide energy awareness and water conservation programs.

As a result of Batu Hijau's successful community development projects, we were among seven Indonesian mining companies chosen for the national PADMA Award, presented by Indonesian President Megawati Soekarnoputri. Projects highlighted by the award included irrigation for 650 hectares (1,600 acres) of land for 927 families, scholarships for 480 students and potable water systems for approximately 10,000 local citizens. While significant strides have been made in working with local communities, our site needs to continue addressing concerns about employment and business contracts with local communities.

Last year also marked significant achievements in employee safety, further reaffirming our frontline position of excellence in Indonesia and throughout the mining



industry. As a result, the Indonesian Minister of Energy and Mineral Resources presented Batu Hijau with the Upakarti Aditama Award for its 2002 achievements as the safest large mine in Indonesia. For 2003, our safety performance was even better, with a 0.03 Lost Time Injury Frequency rate and another year of no employee fatalities.

Although more material was mined in 2003, less ore was processed through the mill. Over the year, mining moved 210 million tons of material and the concentrator processed 45.2 million tons of ore. Despite lower mill throughput, copper and gold production were maintained near expected levels due to higher ore grades. Copper production decreased by 4 percent while gold production increased by 22 percent compared to 2002. Direct site production costs increased by 12 percent, as a result of additional equipment hours in the mine due to deepening of the pit, higher consumption of grinding balls in the mill and fluctuating currency exchange rates. Cost pressures have driven increased operating efficiency. This improved efficiency, coupled with higher copper and gold prices, have improved Batu Hijau's earnings significantly from 2002.

The achievements listed here were only possible due to our outstanding and motivated workforce, and the support and partnership of the community and government. We are committed to continuing the current levels of excellence, and identifying and implementing further improvements, thereby creating value with every ounce. We hope this report provides helpful information not only regarding our accomplishments, but also regarding our challenges. We welcome your comments and invite you to provide feedback regarding this report or any aspect of Batu Hijau's operations.

Regards,

**Robert Gallagher**
*President Director*



# Achievements, Challenges & Opportunities

Each year, Batu Hijau achieves successes and encounters challenges and opportunities. As part of its commitment to open disclosure, a summary of these is provided.

## Achievements

*Safety:*

- *In 2003 Batu Hijau received the Indonesian government's Department of Energy and Mineral Resources' Upakarti Aditama Safety Award, the highest award of its kind for its safety performance and programs in 2002 with no fatalities and a reduced Lost Time Injury Frequency (LTIF) rate.*
- *The LTIF rate for 2003 was reduced to 0.03 per 200,000 hours worked and Total Reportable Injury Frequency (TRIF) rate was 1.35 per 200,000 hours worked.*

*Environmental Stewardship:*

- *Batu Hijau continued to go beyond mandatory requirements in terms of environmental stewardship, including completion of a deep-sea survey using the LIPI's (Indonesian National Science Institute) research ship.*

  *Concurrent reclamation of overburden (rock that is not economical to process) continued with replanting of a 22.7 hectare area. Reclamation continued at various areas of the site with a total of 59 hectares completed in 2003.*
- *Increased capacity at the Mine Water Management system has improved the system's capability of preventing overflows.*
- *Received a GREEN rating in Ministry of Environment's PROPER environmental rating program. Only eight companies in Indonesia received this second highest rate. No company received the highest rating.*

*Community:*

- *A long-term community development plan was completed in 2003. A new consultative community based Village Development Committee forum has been established to help Batu Hijau direct community development programs.*
- *Irrigation projects continued to provide water for about 550 hectares of land and 350 farmers.*

  *Batu Hijau facilitated Interplast Australia (a group of doctors and nurses who donate their time) to conduct 70 free cleft palate operations and plastic surgeries for needy children. Funding for this worthy project was provided by employees and contractors.*

  *Batu Hijau received a community development award from the President of the Republic of Indonesia, Megawati Sukarnoputeri, for outstanding community development achievements and programs.*

*Employee Well-being:*

- *More than 300 employees graduated from Batu Hijau's various internationally accredited training programs including operational and management training.*
- *A formalized succession planning system was implemented for all staff employees.*

## Challenges & Opportunities

*Safety:*

*Heavy equipment accidents in which operator fatigue may be a factor continue to be the major safety challenge.*

*Awareness programs and engineered solutions continue to be implemented.*

*Environmental Stewardship:*

*Batu Hijau is working with the local government to facilitate the establishment of the Tatar Sepang conservation area to protect wildlife and water catchment areas, with part of it being located inside Batu Hijau's contract of work area.*

*Batu Hijau will revise and consolidate mine closure plans to ensure compliance with Indonesian regulations.*

*Community:*

*There is continued pressure from locals for increased employment and contract opportunities.*

*Batu Hijau started to implement a unique donation distribution system involving village leaders in making decisions about which groups to fund.*

*Community understanding of Batu Hijau's operation and exploration programs still needs improvement.*

*Employee Well-being:*

*A site-wide program to develop an effective system to obtain maximum efficiencies of manpower and equipment is in development. A key component includes on-the-job training of frontline supervisors.*

PERFORMANCE

# HEALTH & SAFETY

For 2003, Batu Hijau significantly improved its safety performance by reducing its Lost Time Injury Frequency rate to 0.03 per 200,000 hours worked and its Total Reportable Injury Frequency rate to 1.35 per 200,000 hours worked. Moreover, the operation had no employee fatalities. A Lost Time Injury is any work-related injury/illness that prevents the employee from working the next day or shift. A Reportable Injury is any injury or disease that requires more than simple first aid.

The mine participated in a Five Star Management System assessment in 2003, which evaluates safety management and hazard system standards from year to year. Three stars are indicative of a fully implemented and functional health and safety system. Batu Hijau's assessment indicated a "strong, coordinated and consistent approach across all departments" according to the assessor, scoring three or more stars in 16 of the 18 management standards that were evaluated. It also improved its hazard management standard evaluation by 10 percent over 2002.

Since the assessment was conducted, Batu Hijau has developed and implemented management procedures for the internal audit programs relating to Safety, Environment and External Relations. This audit ensures the mine complies with the Five Star system and takes recommended actions. The mine also updated a number of its safety procedures, including accident investigation.

As part of Newmont's effort to globally formalize and standardize the risk management program among its operations in 2003, Batu Hijau continued developing its formal risk management program. These efforts will help the operation further identify workplace hazards and risks. The operation began to apply its Team-Based Risk Assessment, a process that involves knowledgeable employees in the identification and evaluation of risk, to areas and issues considered to pose the greatest threat. This diversity in knowledge and experience helps ensure that potential risks are analyzed from a variety of perspectives and approaches. Corrective actions are underway to alleviate these risks.

From its investigation, the operation identified key health and safety risks in 2003 that it will strive to improve in 2004. These include:

- *Reducing haul truck accidents in which driver fatigue may be a factor.*
- *Improving design and construction of mining pits to reduce rock falls from pit high walls or storage areas.*
- *Identifying water conservation measures to reduce consumption of the fresh-water aquifer.*
- *Providing additional training and guidance to ensure safe contractor performance.*
- *Building awareness and installing guards to prevent accidental contact with electrical power transmission equipment.*
- *Improving quality control from vessel and fitting suppliers to reduce damage to parts used in the supply of compressed gases.*

Safety goals that Batu Hijau established for 2004 focus on building safety awareness, improving contractor safety, enhancing the Five Star Management Systems, strengthening hazard communication systems, and providing additional training to site health and safety personnel. The mine also strives to maintain zero fatalities and further reduce its accident and injury frequency rates.

In recognition of its safety improvements, Batu Hijau received the Indonesian government's Minister of Energy and Mineral Resources' Upakarti Adiutama Safety Award, the highest award of its kind, for being the safest large mine in Indonesia in 2003.

**FIVE STAR MANAGEMENT STANDARDS SCORES EQUAL OR OVER 3 STARS**

HEALTH, SAFETY AND LOSS PREVENTION — NO. OF STANDARDS >= 3 STARS (TOTAL OF 18)



**NEWMONT FIVE STAR RESULTS 2003**

HEALTH, SAFETY & LOSS PREVENTION HAZARD MANAGEMENT STANDARDS — NEWMONT MAX / NEWMONT MIN / SITE

SCORES (NO. OF STARS)







**TARGETS SET FOR 2003**

- >> *Maintain Total Reportable Injury Frequency rate at 2.0 or less.*
- >> *Achieve 97% compliance with inspection, safety meeting and observations.*

**OUTCOMES:**

- >> *Total Reportable Injury Frequency rate was 1.35 in 2003.*
- >> *Compliance with inspection, safety meeting and observations was 100% in 2003.*

Batu Hijau employs 4,267 personnel directly and another 2,344 contractors are at site. It also employs 436 women, including 67 in management positions. The workforce primarily operates on one of three rosters: four days on, four days off; six days on, three days off; or five days on, two days off.

Much of the workforce lives at the mine townsite, Buin Batu, 15 kilometers (9.3 miles) from the mine. Buin Batu includes 300 homes accommodating about 1,000 people and shared accommodations for 5,100 people. Other facilities include a commissary and shops, a mosque, recreation and sports facilities, two schools, a medical clinic and two dining halls.

In accordance with the contract of work with the Indonesian government, this townsite was created to provide a pleasant living environment for workers and their families. Batu Hijau's outside living allowance enables other employees to live outside the township, and build or renovate their own homes.

At less than one percent, employee-initiated turnover remained very low in 2003. More than 98 percent of employees have worked at the mine for longer than 12 months.

Training and employee development continued to be emphasized in Batu Hijau's 2003 agenda, with $3.1 million, or about $726 per employee, spent on various training programs.

Cross-Cultural Awareness training plays a significant part in the harmonious working and living conditions at Batu Hijau. Nearly 98% of the personnel are Indonesian, but the diversity in culture is vast. Four hundred workers received this training in 2003. Other training and employee-development programs included:

- *Succession-management training*
- *Various certified training programs in which 384 employees participated, including 242 who received certificates internationally recognized by the Australian National Training Authority (ANTA) and 142 who completed training programs in safety and Gold Medal Performance, Newmont's program to encourage employee initiatives to improve operational efficiency*
- *Eight supervisory modules of leadership training were attended by 900 staff and supervisors*
- *A language program called Sumbawanese for non-Sumbawanese employees who work with the community.*
- *An apprenticeship program that drew 205 high school and university students.*
- *A high school equivalency program for 200 employees, with 32 employees going on to pass the first part of the national examination.*
- *A cost and budgeting training module developed and implemented for 100 employees from the general foreman level and above.*

TARGETS FOR 2003:

- >> *Deliver 516,000 training hours to personnel.*
- >> *Deliver 650 courses to personnel.*

OUTCOMES:

- >> *Delivered 584,166 training hours to personnel.*
- >> *Delivered 677 courses to personnel.*





## SNAPSHOT

*With escalating home prices, Batu Hijau's employees are benefiting from a PTNNT program to help them purchase, build or renovate homes in the West Nusa Tenggara province. Although the financial assistance the company provides does not fully cover the price of building a new house, it helps defray the cost.*

*"Under the Outside Living Allowance Program, an employee is entitled to apply for a 3-year advance allowance to purchase, build or renovate a house," said Irwan Pratna, human resource special projects manager. "There are hundreds of newly built houses in the Sekongkang, Tongo, Maluk, Benete, Jerewen and Taliwang areas that were constructed through this program," said Pak Irwan.*

*With more employees building their houses and living in these areas, the local economy reaps the benefits. Building materials and laborers are usually supplied locally, providing further economic benefits for local business and people. Among other multiplier impacts of PTNNT, employees also spend some of their income to buy goods and services in these areas.*

**2003 NEWMONT NATIONAL NNT EMPLOYEE SUMMARY**



**WORKFORCE BREAKDOWN BATU HIJAU**



**GENDER BATU HIJAU**



Batu Hijau is located among 10 local villages with a total population of approximately 15,000 people. The mine's community development program focuses on four major areas - infrastructure, health, education, and business development (this includes both agriculture and small business development) for the 10 neighboring villages.

Batu Hijau has extensive and well-resourced community investment activities and programs that include donations, scholarships, the community-run Yayasan Olat Parigi Foundation and local business support.

In 2003, the local government, community and PTNNT worked together to initiate Village Development Committees, a mechanism for local communities to develop strategic plans for their villages. The committees work together to identify, plan and implement community development programs. The committees provide input to PTNNT which helps to ensure that funded programs support village aspirations.

Among other support for local businesses, the mine works with a local foundation, Yayasan Olat Parigi, to fund small business initiatives. Additionally, PTNNT uses a Local Business Initiative (LBI) group to ensure that supplies and services are purchased locally where practicable. Established in 2001, this activity purchases over $2.9 million annually from local suppliers. In response to community concerns about the company's support of local businesses, Batu Hijau requires contractors to meet Batu Hijau's goals with regard to hiring local employees and purchasing goods locally.

The operation has made a commitment to ensure that its community investments support sustainable development. The community development department working with local community leaders and governments recently initiated planning for a 20-year period, identifying short- to long-term community development programs. The initial product from this initiative is a five year coordinated program.

Key community concerns are being addressed with management initiatives. The following table outlines key issues and how they are being addressed:

| IMPACT ISSUES | BATU HIJAU MANAGEMENT INITIATIVES |
|---|---|
| *Reduced access to forest products in contracted mine work area.* | *Provided a ranger system to escort locals into the forest ensuring conservation and access* |
| *Employment.* | *Developed a local employment policy.* |
| *Increased population.* | *Improved village infrastructure in coordination with local government.* |
| *Security.* | *Helped build a police station in Maluk.* |
| *Improved health status.* | *Provided health programs for local communities addressing malaria and infectious diseases among other programs* |
| *Income disparity among locals.* | *Implemented small business and agricultural training programs.* |
| Progress to 50% completion of the irrigation project for SP1/Tongo irrigating 650 hectares and benefiting 2,400 people. | 50% of the irrigation project for SP1/Tongo was completed, as scheduled. |
| Complete infrastructure for potable water systems for four villages. | Infrastructure for potable water systems for four villages was completed (see page 11). |











KABUPATEN SUMBAWA BARAT


BATU HIJAU
SUMBAWA
SCALE 1 650 000
LEGEND
SUB VILLAGE
VILLAGE
SUB DISTRICT
DISTRICT
AIRSTRIP
FERRY HARBOR
SUB DISTRICT BOUNDARY
GOVERNMENT ROAD
DISTRICT BOUNDARY

For its efforts, Batu Hijau was one of a small number of mining and energy companies in 2003 to receive the national PADMA Award for its community development programs. Indonesian President Megawati Soekarnoputri presented the award to Batu Hijau for its achievements in community development programs and initiatives. Initiated by the Indonesian Department of Energy and Mineral Resources, the award was the first of its kind to recognize community development programs conducted by mining and energy companies.

Batu Hijau operates within a challenging regulatory environment. Although expected to be of long-term benefit to the operation, regional autonomy has increased these challenges. The operation has excellent relations with the government at all levels. Relevant government officials approve key community relations initiatives.

To support the Extractive Industries Transparency and the Publish What You Pay initiatives, the mine uses a variety of methods to communicate with local stakeholders, including announcing royalty payments in the local media, establishing information offices in local villages, publishing newsletters and presenting annual work programs to national, provincial and district governments.

Batu Hijau has formally identified its human rights impacts and issues through a structured risk assessment, and is in the process of determining what, if any, additional mitigation strategies need to be developed. There are a number of mechanisms in place to ensure the operation monitors and manages its contracted security forces and that community rights are respected.

To continually evaluate and improve its community relations performance, Batu Hijau participated in a Five Star External Relations Assessment in 2003. Twenty-eight management and performance standards were reviewed. Community relations management standards include the site's leadership and commitment toward community relations, risk and opportunity management, performance monitoring and measurement, and other similar components. Community relations performance areas relate to community matters, such as human rights, local community investment, employment and business support and social impacts.

Batu Hijau scored three stars or greater in 10 of the 19 applicable management system categories and in eight of the nine applicable performance categories.

In 2004, the site will continue to improve the village social donation system. Community infrastructure and capacity building programs will include:

- *Developing functional water management groups in the villages of Tongo, Aik Brunai and Aik Kangkung in cooperation with the local government.*
- *Assisting local government and villages to establish effective garbage and sanitation systems for Tongo, Benete, Maluk, Sekongkang Atas and Sekonghang Bawah.*

**FIVE STAR MANAGEMENT STANDARDS SCORES EQUAL OR OVER 3 STARS**

EXTERNAL RELATIONS —

NO. OF STANDARDS >= 3 STARS (TOTAL OF 19)







## SNAPSHOT





*Due to the extended dry season, suitable and convenient water sources are vital for local community prosperity and quality of life. In line with Batu Hijau's commitment to establishing a reliable clean water systems for local communities, in November 2003, Batu Hijau completed the construction and commissioning of a (US$544,444) Rp4.9 billion clean water system for four villages within the Sekongkang and Jereweh sub-districts.*

*The company worked with the various communities and government of Sumbawa on the project, which will supply water to about 10,000 people. The government contributed (US$80,566) Rp725 million and the Batu Hijau operation contributed (US$463,889) Rp4.175 billion for the project, which covers Maluk, Benete, Sekongkang Atas and Sekongkang Bawah. Each of the four water systems consists of two or three deep wells, pumps, tanks and distribution pipes. Every village's water company will operate and maintain the facilities and local residents will pay for the water they use, the proceeds of which will be used to operate and maintain the facilities. Those too poor to pay for water will receive assistance.*

**NEWMONT FIVE STAR RESULTS 2003**

EXTERNAL RELATIONS PERFORMANCE STANDARDS — NEWMONT MAX / SITE / NEWMONT MIN

SCORES (NO. OF STARS)



# Environment

Batu Hijau completed a record reclamation season in 2003. The site has long utilized the practice of concurrent reclamation. Wherever possible during the operations phase of the mine lifecycle, disturbed lands are reclaimed as soon as practicable. In 2003, the site replanted 22.77 hectares (56.26 acres) of overburden (rock that is not economical to process). Batu Hijau's reclamation program achieves several primary objectives:

- *Stabilizes soils in areas disturbed by construction projects and mining operations to minimize erosion that could affect downstream water quality.*
- *Re-establishes structurally stable and biologically diverse forest communities in areas disturbed by mining and project activities.*
- *Conducts reclamation concurrently with mine development to more quickly return disturbed areas to functioning forest ecosystems.*
- *Minimizes the opportunity for colonization by noxious weeds in areas disturbed by mining activities.*

Permanent reclamation of waste rock storage areas occurs throughout the mine's life cycle. As construction of each portion of the final waste rock storage area is completed, slope faces and surfaces are smoothed and prepared for reclamation. First, two layers of subsoil and topsoil are placed on the area. Jute netting is installed on the entire slope to provide additional anchorage for the hydroseeding and transplanting of native plant species. Native plant species are planted on each slope. The growth of the plants stabilizes the waste rock areas and precludes water from entering the waste rock.

Increased capacity of the Mine Water Management system improved the system's capability to prevent overflows. Projects included adding inlet capacity to the existing Nangka River diversion, upgrading the Santong pumping station, and constructing an additional water diversion system. These projects increased the amount of jungle runoff that can be diverted around the project area and the pumping capacity, allowing increased use of impacted water by the mill.

Batu Hijau is working with the local government to facilitate the establishment of the Tatar Sepang conservation area to protect wildlife and water catchment areas. Part of the proposed conservation area is located inside Batu Hijau's contracted work area. Several workshops and seminars with a wide range of stakeholders were held by the government to assess the need to form a conservation area, how the area will be managed, and what the proposed conservation area will cover.

Batu Hijau also will revise and consolidate mine closure plans to conform with draft Indonesian mine closure regulations. The operation has reviewed existing closure plans and listed all current statutory requirements, and is in the process of revising and consolidating mine closure plans to comply with the expected new regulations.

One of Newmont's primary environmental objectives is to continually improve environmental performance at its mine sites through improved management practices. The Five Star Environmental Assessment evaluates improvement in the environmental management systems at Batu Hijau. The Assessment evaluated 36 elements of environmental management and performance in 2003. Environmental management elements include standards

**TARGETS FOR 2003:**

- » *Establish site and area-specific performance indicators for fresh water usage and recycle.*
- » *Establish site and area-specific performance indicators for solid waste generated and recycled.*
- » *Establish site and area-specific performance indicators for electrical power consumption.*
- » *Update site based risk assessment—establish teams to address high and extreme risks.*

**OUTCOMES:**

- » *Site-wide team established. Requirements defined, recycling methods defined and recycling/reduction initiatives carried out.*
- » *Permit for waste steel re-export was submitted.*
- » *Site-wide team established. Requirements defined, power conservation methods defined and initiatives carried out.*
- » *All extreme risks have been assessed. Most high risks have also been assessed, with assessment in progress.*





## SNAPSHOT

### Batu Hijau Launches Reef Ball Project

*In 2003, Batu Hijau initiated a reef ball construction project to help the coral reef in Benete Bay recover. This reef was degraded in the past by fishing practices and natural causes, not by PT NNT's operations.*

*Newmont's other Indonesian operation, the Minahasa mine located on the island of Sulawesi, successfully implemented the program in waters around its operation to help reefs destroyed by fish-bombing recover more rapidly.*

*Each reef ball is made from sand, cement, small stones and silica, and forms the backbone for aquatic life to grow. The manmade reef, which is harmless to the environment, will replace damaged reef and allow marine biota to grow and develop. The coral reef is an important part of the ocean's ecosystem and the life source for a wide variety of marine life.*

*Benete Bay water was identified as an ideal location for the use of reef balls. Batu Hijau has a long-term goal of deploying 2,000 reef balls by 2010. The project's key goals are to increase fish populations in the area to aid subsistence fishermen, enhance the number of local marine locations for diving to enhance tourism, and to protect coastal areas and residents from the strong waves and currents present in the vicinity. By the end of 2003, preparatory works were complete and full production will begin in early 2004 for deployment in mid 2004.*

**LAND DISTURBANCES & RECLAMATION** (Thousand Acres)

- A Land Disturbance - 13
- B Land Reclamation Activities - 06



**INCIDENTS (RELEASES)**

| Total Number of Releases | Units | Batu Hijau |
|---|---|---|
| Level 1 | Number | 360 |
| Level 2 | Number | 7 |
| Level 3 | Number | 0 |
| Level 4 | Number | 0 |
| Level 5 | Number | 0 |

*Level 1 and 2 incidents are categorized as being insignificant and minor respectively.*

# ENVIRONMENT

for leadership and commitment, legal compliance, records management, and other similar management system components. Environmental performance areas relate to the company's site, regional, and global risks in environmental matters, such as management of chemicals and hazardous materials, waste rock, water and air quality, energy, wildlife, closure and reclamation planning and implementation.

Batu Hijau scored three stars or greater in 13 of the 20 management system categories and in 12 of the 16 applicable performance categories.

The operation continued to practice responsible environmental stewardship in managing environmental risks and impacts including tailings disposal, mine acid water and land disturbance. Tailings management and sub-sea tailings deposition were closely controlled and monitored at all times. Waste rock management is effectively planned to prevent any long-term environmental impacts associated with acid rock drainage, erosion, and stable reclamation.

Further planning and progress is needed in managing solid waste at the operation's landfill and implementing a site-wide energy awareness program. One of the actions taken was to form an energy conservation team to identify potential areas for energy conservation and cost savings.

The site reported 360 Level 1 and seven Level 2 releases in 2003, mostly related to oil and diesel management on-site. Level 1 and 2 issues are classified as having no or low environmental impact respectively. No high-level compliance issues were reported. Additionally, no impact to endangered species was reported.

**FIVE STAR MANAGEMENT STANDARDS SCORES EQUAL OR OVER 3 STARS**

ENVIRONMENTAL —

NO. OF STANDARDS >= 3 STARS (TOTAL OF 20)



**NEWMONT FIVE STAR RESULTS 2003**

ENVIRONMENTAL PERFORMANCE STANDARDS — NEWMONT MAX · NEWMONT MIN · SITE

SCORES (NO. OF STARS)





## SNAPSHOT

*Batu Hijau disposes of its tailings (finely crushed rock remaining after copper and gold has been extracted) using a system known as "sub-sea tailings placement." The process involves tailings being transported in a pipeline extending 3.2 kilometers (2 miles) offshore to a depth of approximately 100 meters (300 plus feet) below the ocean surface. Tailings continue to flow down a steep offshore canyon and they eventually stop at a depth of 3,000 to 4,000 meters (9,840 to 13,100 feet) below the ocean surface.*

*Reducing tailings impoundments on land and the amount of forest and habitat affected are the key benefits of sub-sea tailings placement. The island's rainy climate and the area's high seismic activity also make sub-sea tailings placement a good alternative to land disposal. Tailings from Batu Hijau are both non-toxic and non-hazardous. Batu Hijau is committed to ongoing monitoring and research of its sub-sea tailings program.*

*Batu Hijau's extensive monitoring program analyzes tailings, ocean water and sediment chemistry in the areas in which tailings are deposited. Analysis of seawater shows the metal concentrations from all sampling locations are within background concentrations (what is found in the natural environment) and are within the acceptable levels established by the Indonesian Sea Garden Conservation for Marine Biota standards, indicating that tailings are not affecting water quality.*

*In 2003, an Independent Team for Monitoring of Batu Hijau Environmental Impacts, established by Nusa Tenggara Provincial Government, conducted an independent survey of Batu Hijau's tailings management to answer public questions about the impacts of tailings on the seawater and marine life. After almost a year-long study, the team presented its report in mid-December 2003. The report indicated no evidence of metal pollution in the seawater off the southern coast of Sumbawa.*





*The Independent Team, consisting of experts from the University of Mataram and two local non-governmental organizations, produced the report following intensive study of the environmental impacts of Batu Hijau's operations on the area around the mine.*

*The team conducted a number of site visits to collect information and samples in the field. The samples were subsequently sent to independent laboratories for analysis, especially to identify seawater qualities and tailings chemical characteristics.*

*The study demonstrates the company's transparency and the results further show that the site has implemented proper environmental management programs.*

# ECONOMIC

At Newmont, being a good corporate citizen means re-investing back into every community where the Company operates. This philosophy of sharing the wealth comes in the form of contributing to local health agencies, educational programs, service organizations and more.

Batu Hijau has about 4,300 direct employees, nearly 98 percent of whom are Indonesian and more than 60 percent of whom are from local communities. The 2003 national payroll totaled $49.5 million (Rp445.57 billion).

The cost of outsourced goods and services amounted to nearly $300 million, including $3 million to contractors within the province, who are required to hire local workers and use local products. Additionally over 42% of the total outsourced is purchased from within Indonesia.

Taxes totaled $15 million and royalties totaled $18.3 million with the majority returned to the province and its districts.

The Batu Hijau operation spent $2.4 million on a variety of community projects in 2003, including almost $260,000 for social donation programs, $1 million for irrigation weirs, water supply and school construction projects and $122,000 for scholarships. The mine also contributed $85,000 worth of labor to operate heavy equipment for nearby community development projects.

In another show of support for the community, the mine sent and operated two water pumps to help 539 farmers in four villages of the Taliwang sub-district pump water from the Brang Ene River to their drought-threatened paddy fields.

The operation also funded eight research-and-development projects, spending $43,400 to help researchers study everything from the mine's socio-economic impact on the surrounding area to determining the best cultivation techniques for dry land farming.





**2002 CONTRIBUTION TO INDONESIA**
**BATU HIJAU**

- Taxes & Royalties - $38.07 Million
- National Payroll - $31.75 Million
- Community Programs - $1.85 Million
- National Goods & Services - $239 Million (5% from local business)



**2003 CONTRIBUTION TO INDONESIA**
**BATU HIJAU**

- Taxes & Royalties - $33.3 Million
- National Payroll - $49.5 Million
- Community Programs - $2.4 Million
- National Goods & Services - $126.6 Million ($5 Million for local business)



D

NEWMONT™
The Gold Company

For more information, hard copies or electronic versions, contact:

Minahasa Mine

Newmont Mining Corporation

Website



NEWMONT™
The Gold Company

# MINAHASA

*Minahasa is an open-pit [illegible] ... [illegible] (65 miles) [illegible] ... Manado and [illegible] ... Jakarta on the northern tip [illegible] ... Newmont has an 80 percent [illegible] ... mine, which is operated by PT [illegible] ... Mining was completed in October [illegible] ... of the gold deposit [illegible] ... and is expected through mid-2004 [illegible] ... Closure activities will be [illegible] ... 2004 with post-operation [illegible] ... continuing through 2006. Minahasa [illegible] ... direct and indirect employees [illegible] ... mine contributed almost $4 million [illegible] ... form of royalties and taxes. Gold [illegible] ... 2003 [illegible] ... 99,300 ounces.*

## Table of Contents


01 Sustainability & Reporting
02 Management Commitment
03 Achievements & Challenges
04 Performance: Safety
06 Performance: Employee Well-being
08 Performance: Community
10 Performance: Environment
12 Performance: Economic


## About This Report

Newmont publishes *Now & Beyond* reports for each of its operations. The reports complement a corporate report and the Company's annual report to shareholders, both of which are available on the Company's web site, www.newmont.com. This report includes information about the Minahasa operation owned by PT Newmont Minahasa Raya (PT NMR). Information relates to the 2003 calendar year and figures are quoted in U.S. dollars.

The reports are available in hard copy from the Minahasa Mine in Indonesia or Newmont's corporate headquarters in Denver, Colo. (see contact information on the back cover) or electronically on the web site; click on "Our Social Responsibility." An electronic feedback form is available for reader comments; click on "About Newmont" and "Contact Us."

# 2003 Sustainability & Reporting

Our long-term success is aligned with creating value for our shareholders, employees, and the communities in which we operate, and by managing our broader social responsibilities. *Now & Beyond* focuses on five key areas that are critical to the company's social responsibility:

- *Health and safety of our employees,*
- *Fair and equitable treatment of our employees—their working conditions, human rights, professional development and remuneration,*
- *Our record on local employment, training, health, education and infrastructure,*
- *Our environmental performance, and*
- *Economic benefits to the communities where we operate, with a focus on building long-term value*

To this end, Newmont developed its own comprehensive internal Five Star Assessment system, a management system to drive social, environmental, and health and safety performance at each of its sites.

Independent external assessors review each sites management system performance for the Five Star Assessment annually. The assessors use a series of defined levels (or stars) to indicate ranking against the management system criteria. Newmont requires its sites to strive for the five star level representative of a documented management system that drives continuous improvement and is part of the site's culture. The Five Star Management System is intended to create consistent institutional discipline, with the idea that improved systems result in improved performance.

The criteria by which Newmont's operations are evaluated through the Five Star Assessment are aligned with the International Organization for Standardization (ISO) for Environment (ISO14001) and Health and Safety (ISO9000). For external relations, Newmont uses the Institute of Social and Ethical Accountability's AA1000 accountability standard, designed to improve accountability and performance through stakeholder engagement, reporting and auditing.

For the majority of Newmont's operations, 2003 was the baseline year representing the beginning of implementation of the Five Star system. As each site more fully develops its Five Star Management System, it will serve as a measurement tool against which stakeholders can judge the operation's performance. For 2003, we highlight our performance—both our accomplishments and challenges, recognizing that as the Five Star system is more fully implemented it will directly impact our performance and provide for sustained improvement.

## Newmont's Five Star Assessment Criteria

| Management Standards | Performance Standards |
|---|---|
| No system or process developed | Significant improvement required |
| Informal or incomplete system | Require improvement |
| Formal system developed and implemented | Performance meets standards |
| Review and continuous improvement | Hazard/risk being managed |
| Industry best practice demonstrated | Industry best practice |

# MANAGEMENT COMMITMENT

Newmont Minahasa is approaching closure as the mineable ore deposit has been depleted. In 2003, we continued implementing the mine closure plan approved by the government of Indonesia in 2002.

The closure plan, which incorporates stakeholder views, is technically sound and sets the standard for mine closure in Indonesia. With sustainable development values at the heart of the plan, we are committed to a closure program that is environmentally responsible, economically viable and socially equitable. Designed to protect human health and the environment, the program will assist local communities to become economically independent.

Although the final ore extraction from open pit operations ceased in October 2001, gold production will extend to July 2004. Some closure projects, such as decommissioning and removal of major facilities, cannot start until processing ceases.



Consistent with mineral conservation principles, we are committed to process the mineral resources we have extracted from the mine. We have the opportunity to continue creating value and opportunities for our stakeholders. We continue to focus on safety, the environment and community relations in respect to mine closure and reclamation. Key goals for 2004 include:

- *Completion of production;*
- *Completion of a smooth employee redundancy program;*
- *Decommissioning of facilities; and,*
- *The continuation of site reclamation and community development programs.*

Stakeholder engagement is key to our efforts. Being the first mine of its kind to close in Indonesia, Minahasa has attracted public attention regarding the increasing stakeholder base with whom we work. We are optimistic and confident in achieving an orderly and responsible mine closure given the dedication and professionalism of our employees, and the valuable input we receive from the community.

Regards,

**BILL LONG**
*Site and Closure Manager*

# ACHIEVEMENTS, CHALLENGES & OPPORTUNITIES

Each year, Minahasa achieves successes and encounters challenges and opportunities. As part of its commitment to open disclosure, a summary of these is provided

## ACHIEVEMENTS

*Safety:*

- *Recorded lower work injury, property damage and safety infringement due to continuous improvement in safety skills and awareness of employees and contractors.*

*Employee Well-being:*

- *Employees demonstrated focus and commitment to production and safety.*

*Community:*

- *Met goal of creating sustainable development program in 2003 closure plan.*
- *Transferred community development projects to governments and community organizations.*
- *Established partnership with various stakeholders to ensure smooth transition.*

*Environmental Stewardship:*

- *Met reclamation and water management targets.*
- *Completed construction of 85 percent of water management structure.*
- *Continued close partnerships with local communities and monitoring by government institutions.*

## CHALLENGES & OPPORTUNITIES

*Safety:*

*Maintaining employee focus on safety during closure.*

*Conducting refresher training, intensifying safety meetings and inspections, and providing more safety awards.*

*Employee Well-being:*

*Implementing employee redundancy program. In 2003, 63 people accepted severance packages.*

*Employing contractors for specific projects.*

*Community:*

*Fulfilling commitments to a growing number of stakeholders, and in environmental, community and sustainable development with respect to mine closure.*

*Environmental Stewardship:*

*Meeting closure criteria set for environmental programs.*

*Monitoring stakeholder engagement in environmental stewardship.*

*Managing differing views and opinions from diverse stakeholders.*

*Educating stakeholders on closure criteria.*

PERFORMANCE

# HEALTH & SAFETY

In 2003, Minahasa's health and safety program focused on a safe and responsible mine closure.

The operation reduced property damage costs by nearly 60 percent from 2002, and reported only one Lost Time Injury. Its Total Reportable Injury Frequency (TRIF) rate was 0.87 per 200,000 hours worked. A Lost Time Injury is any work-related injury or illness that prevents the employee from working the next day or shift. A Reportable Injury is any injury or disease that requires more than simple first aid.

In addition, Minahasa significantly reduced occupational health diseases at the site, as industrial hygiene programs were implemented. The mine assisted a local health community center in examining blood for malaria and typhoid tests, and provided a tuberculosis control program with the North Sulawesi Health Department. By establishing a public sanitation program at the community level, in addition to SARS, tuberculosis and malaria control programs, the operation also reduced the amount of epidemic diseases in the areas near the mine.

As part of Newmont's effort to globally formalize and standardize its risk management program among its operations in 2003, Minahasa began developing its formal risk management program. This effort will help the operation identify workplace hazards and risks, especially related to closure. Key risks identified in 2003 include:

- *Water management: Water coming from the site has the potential to affect water quality after closure if not managed properly. Minahasa developed a post-closure plan to ensure proper water management, thereby protecting the health and safety of residents and employees. Water management structures are being built to route water through the site in a controlled manner without degrading water quality. This construction poses a safety risk, as most builders are local contractors with limited safety training and experience. Newmont is requiring the contractors to uphold its safety standards to help minimize risks.*
- *Reduced attention to safety: The mine recognizes that declining motivation of employees amid closure may lead to lower safety awareness. More safety meetings and inspections were conducted despite declining operational activities. Safety refreshment training also was conducted to increase awareness, and awards were given to employees who promote safety awareness.*
- *Increased community interaction: Road traffic is increasing as closure activities increase. To reduce traffic accidents and road hazards, Minahasa created a company policy and coordinated its efforts with local police. The mine also installed additional traffic signs and began monitoring speed limits on site. Road conditions were inspected regularly and corrective measures were taken in problem areas.*

NEWMONT LOST TIME INJURY FREQUENCY RATE



0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
02
03


NEWMONT TOTAL REPORTABLE INJURY FREQUENCY RATE



1.2
1.0
0.8
0.6
0.4
0.2
0.0
02
03










To address hearing loss associated with noise, Minahasa conducted a hearing conservation program. No hearing loss cases were reported in 2003. Dust monitoring also was conducted and workers were advised to wear proper dust masks in certain areas. Annual medical checkups revealed no lung disorders or occupational health diseases. In addition, monthly monitoring for mercury exposure in urine and vapors found workers were not exposed to elevated levels.

Training programs were implemented in 2003 to maintain health and safety awareness and education. Thirty volunteers of the Emergency Response Team received firefighting and emergency response training. All employees participated in a safety refresher course. Other training was provided to the mine's food handlers. In 2004, the operation will continue its efforts to reduce injuries and property damage and improve attention to safety.

Minahasa was recognized for its commitment to safety in 2003. For assisting and participating in firefighting and medical emergency service training, it received an Emergency Response Award from the North Sulawesi Indonesia 811 Ambulance Committee. The operation also received an Industrial Health and Safety Achievement Award from Sam Ratulangi University for sponsoring and facilitating an occupational health course.

| TARGETS SET FOR 2003: | OUTCOME: |
| --- | --- |
| ▸▸ No Lost Time Injuries (LTIs) | ▸▸ The site had one LTI during the year |

Newmont Minahasa is committed to promoting sustainable economic enterprises among the subsistence farming and fishing villages surrounding the site, as the impact of closure will be significant. The mine's closure plan was approved by the Indonesian government in December 2002 after two years of stakeholder consultation and technical studies.

A critical component of the closure plan is a sustainability program, aimed at helping local communities become economically independent. Minahasa allocated $1 million for sustainable development, half of which was spent in 2003. The Yayasan Minahasa Raya (Minahasa Foundation) also was established to support, develop and implement sustainable development programs with a $1.5 million endowment.

Although Minahasa has built and provided infrastructure and public facilities for surrounding communities since 1996, a committee representing four Ratatotok villages requested the operation assist them in 17 additional projects. The projects include the development of a government administration office, road and bridge improvements and construction of sports facilities and flood prevention structures.

In 2003, Minahasa initiated the development of public sanitation facilities in four Ratatotok villages to help overcome health problems, such as skin diseases and diarrhea. Working with local clinics and women's groups, the operation also held community meetings on family health and sanitation. In addition, the operation built another clinic in Moreah to improve residents' health and curb infant mortality rates.

Minahasa continued to support local businesses and enterprise development. Fishing and agriculture are the main businesses in the area, but other businesses need development to ensure a sustainable economy. The operation provided micro credit support and training to improve these businesses' technical and managerial qualities.

As closure progresses, more land is being made available for farming by local residents. Minahasa's management team and the Ratatotok Communication Forum have reached an agreement that calls for village heads to prevent community members from occupying and disturbing the reclaimed area, and for Minahasa to allow for the harvest of cloves and coconuts on its undisturbed areas.

Community members may not be ready for the impact of closure, socially or economically. To alleviate this, Minahasa kept communities well informed of the closure progress in 2003. A multi-stakeholder government team was formed to work with Minahasa in monitoring the closure process. An open invitation also was extended to anyone wishing to be involved in the closure process. This is not without challenges and risks, as differing views and opinions are often expressed and expectations are escalating.

In addition to sustainable development initiatives, Minahasa focused its community relations efforts on education in 2003. It helped develop remote classrooms for junior high school students in Moreah and Soyowan, and provided funding for operating costs in the first year. The operation also renovated a public elementary school in Ratatotok and built a new elementary school in Soyowan.

In 2003, Minahasa also transferred the control and management of several community projects and public services to the government. Training in public administration and governance for local governments and community leaders was provided to build local capacity.



Minahasa invited the Indonesian National Human Rights Commission (Komnas HAM) to visit the site and investigate claims about perceived human rights violations in 2003. The commission released a report following its investigation, stating the company did not breach any rules and regulations with respect to human rights.

Looking ahead to 2004, Minahasa will transfer more community projects to the local government. It also will help the Yayasan Minahasa Raya develop the capacity to independently manage sustainable development programs following mine closure. Moreover, the operation will complete building a fish processing plant that will commence production, and will develop a base for the coconut oil industry.





- *Complete irrigation project in Buyat village.*
- *Develop blueprint for fish process plant at port.*
- *Establish cooperative to manage export for coconut industry.*

- *Completed irrigation and water management training for 35 farmers.*
- *Fish processing plant and coconut oil cooperative are in process.*
- *Three water user groups were established.*

## SNAPSHOT

*Women, fishermen and farmers head to training classes in Minahasa to engage in a spirit of entrepreneurship, secure loans to fund dream ventures and to build a local community independent of mining. Newmont Minahasa is spearheading the micro-loan program that aims to stimulate small business and create an economically self-reliant community in preparation for life after mining.*

*Early in its operations, Minahasa recognized the adverse economic impact mine closure would have on local communities and designed a micro-credit system that provides loans to low-income people to fund business ventures that could thrive long after the mine closes. Newmont set up the program, which provides seed capital in $200 to $300 increments to local entrepreneurs, after learning there was little capital in the community to fund such projects and local people had little collateral to back loans from financial institutions. The micro-credit system provides low-income individuals with small short-term loans that require no collateral or guarantees. Lenders maintain close ties with the borrowers and continually appraise their ventures.*

*Target groups are women, fishermen and farmers. Women often are the income earners in developing countries, according to a recent Minahasa survey. The women use the loans as capital for their micro-business activities, ranging from fish trading and fish processing to small retail shops to furniture making. Women entrepreneurs also receive training in business management and bookkeeping.*

*In the first year of the program, the women's repayment rate was 100 percent -- considerably higher than the male repayment rate of 24 percent. Not only did the businesses that grew out of the loan program help support households, but the women even set aside some profits for community development.*

# ENVIRONMENT

Managing environmental impacts during mine closure was the site's focus in 2003. Key challenges relate to water management, disposal of tailings and land reclamation.

Without appropriate water control structures, site water has the potential to affect off-site water quality after mine closure. To protect the health of people and the environment, the site built water management structures using local employees from surrounding villages. The structures included channels, culverts, pipes and drop structures engineered to handle a 100-year flood. Nearly 85 percent of the structures were finished in 2003, with project completion set for 2004.

Whenever land is cleared for mining activity, there is a potential for erosion. To prevent this, cleared areas are replanted with native plants and trees. In most cases, reclamation at Minahasa involves visual improvement along with soil stabilization and replanting. Specific components include re-grading and contouring, topsoil spreading, replanting, erosion control and water management. Topsoil that had been stripped from the site during mining was stockpiled and now is being used in reclamation.

By the end of 2003 79 hectares (195 acres) were reclaimed and met closure criteria. Another 39 hectares (96 acres) are being restored. Minahasa's reclamation program is monitored by a multi-stakeholder team consisting of experts from the forestry, mining, and environmental departments from the local, provincial and national levels of government, as well as the communities and the company.

Minahasa disposes of its tailings (the finely crushed rock that remains after gold has been removed) using submarine tailings placement. The tailings are placed in Buyat Bay, more than 80 meters (87.5 yards) below the sea surface, 1 kilometer (0.62 mile) offshore.

Reducing tailings impoundments on land and the amount of forest and habitat affected are the key benefit of ocean disposal of tailings. The island's rainy climate and the area's high seismic activity also made sub-sea tailings a good alternative to land disposal. Tailings from Minahasa are both non-toxic and non-hazardous.





Submarine tailings placement will continue until the end of mineral processing in 2004. Routine marine environmental monitoring of coral reefs, fisheries, seawater and sediment continued in 2003. Studies indicated there has been no detrimental impact on the coral reefs or reef fish. The site will monitor water quality and marine life up to three years after site closure.

A survey conducted in 2003 examined tailing placement and determined that most of the tailings are deposited in an asymmetrical cone-shaped mound in the immediate vicinity of the discharge point. The tailings mound measures about 500 meters (one-third mile) by 750 meters (nearly one-half mile) with the thickest point approximately 11.5 meters (about 12.5 yards). These studies demonstrate the tailing is being deposited as predicted by mathematical modeling.



TARGETS FOR 2003:

- *Continue reclamation works across 29.02 hectares.*

- *79 hectares reclaimed and met closure criteria by year-end.*

# EMPLOYEE WELL-BEING

Minahasa's year-end staff total was 167 Newmont employees and 248 contractors.

More than 70 percent of employees are from the Minahasa region, with preference given to the nearby villages of Ratatotok and Buyat, where Minahasa workers account for a quarter of all households.

To mitigate the economic impact of closure on the villages, PT NMR announced its closure schedule and offered vocational training, job-search assistance, and career counseling. Agreement on redundancy package content occurred in 2001 after negotiation with the employee union. An employee redundancy program was rolled out in three phases in 2003. Sixty-three workers took advantage of layoff packages. All pre-closure training programs and re-employment projects are to be completed by mid-2004.

Minahasa's management team continued to communicate specific closure plans, building trust between the local workforce and community. Employees also are involved in the sustainable development initiatives with the community.

The technical experience and professionalism of the Minahasa staff have been widely recognized in the area, as shown by the high re-employment rate of Newmont workers, particularly at the Batu Hijau operation in Sumbawa. Moving forward, the challenge at Minahasa will be to continue motivating employees amid closure

**EMPLOYEE RETENTION & TURNOVER**



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
RETENTION
TURNOVER


**WORKFORCE BREAKDOWN**
MINAHASA



**WOMEN IN WORKFORCE**
MINAHASA



TARGETS FOR 2003

- Provide vocational training to all interested personnel.

OUTCOME

- Vocational training and career counseling was offered to all interested personnel.



## SNAPSHOT

*A decade ago, Jerry Manuel dreamed of a career in mining, but the only opportunities were illegal mining ventures, which were then a mainstay activity in the small Indonesian village of Ratatotok where he grew up. Illegal or itinerant miners operate without a license or permission from the government and use mercury amalgamation to recover gold. This process is harmful to both the miners and the environment.*

*He graduated from Mining Vocational School fully expecting that his only chance for employment would be as an itinerant miner. Newmont changed all that in 1994 when it started exploration of the Minahasa mine region and hired him to be a field assistant to geologists. Manuel did everything from carrying equipment and clearing land for mine access to cleaning up the camp. Eventually, he was entrusted with operating the geophysics equipment.*

*When gold production at Minahasa began, Newmont trained Manuel to be a grinder in its processing plant. His training later took him into the processing plant's control room, where he learned to operate computers. Within a few years, he worked his way up to control room shift supervisor, overseeing a team of 10 on each shift. Most of his colleagues at Minahasa also are from the Ratatotok village.*

*As mining operations end in Minahasa, Manuel can't help but be sad to leave the operation that offered him so much opportunity. But he will leave his village armed with new skills and knowledge that he will take to another mine site. He's optimistic about his future. "I have all the capabilities needed to continue my career in the mining industry," Manuel says.*







# PERFORMANCE
## ECONOMIC

At Newmont, being a good corporate citizen means re-investing back into every host community where the company operates. This philosophy of sharing the wealth comes in the form of contributing to local health-care agencies, educational programs, service organizations and more.

PT NMR retained 167 employees in 2003, down from 700 at the height of operations, with a payroll of $3.7 million. The mine paid $3.3 million in taxes and $602,000 in royalties.

About 250 contractors were paid $4.6 million in 2003, mostly for mine reclamation and water-management projects, construction materials and food. Newmont Minahasa paid a total of $19.1 million for outsourced goods and services in 2003.

Minahasa has been a major economic contributor to the area for the past decade and helping the community survive the operation's closure is a top priority.

In 2003, the mine spent $20,000 on small and medium economic-development programs focused on the fishing and coconut farming industries. More than 3,000 fingerlings of high-value fish were introduced at facilities sponsored by Newmont. In 2004, fish farmers are expected to reach commercial-grade production levels. Minahasa also spent $10,000 to help local merchants develop a niche coconut oil product, virgin coconut oil. In 2003, Newmont Minahasa bought four coconut milk expellers and cream separators to produce better quality coconut oil.

Additional support to the business community involves the registration of 45 local businesses as suppliers and contractors. Newmont Minahasa provides coaching and training to the businesses so they can meet contractor criteria and become more competitive. Even companies that do not do business with the mine have received financial and technical training.

Newmont Minahasa invested $300,000 on community development projects in 2003. That included $115,000 to improve roads, bridges and a clean water system; $68,000 for education-related programs; and $41,000 for health and sanitation programs.

Another $107,000 worth of in-kind contributions was donated to community groups in the form of labor, training, seminars and materials, including a donated building, furniture and books.



TAXES
MINAHASA



National - 62%
Province - 22%
District - 16%


ROYALTIES
MINAHASA



Province - 48%
District - 32%
National - 20%


GOODS & SERVICES
MINAHASA



National - 80%
International - 20%